Filed pursuant to Rule 424(b)(3)
Registration No. 333-259679
PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated May 12, 2022)

BENSON HILL, INC.

Primary Offering of
6,553,454 Shares of Common Stock Issuable Upon Exercise of Warrants
Secondary Offering of
29,053,454 Shares of Common Stock
6,553,454 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to Form S-1 (No. 333-259679, as originally declared effective by the Securities and Exchange Commission (the “SEC”) on October 4, 2021) filed with the SEC on May 5, 2022 and declared effective by the SEC on May 10, 2022. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the SEC on August 10, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) (the “Selling Securityholders”) of (i) up to 29,053,454 shares of our common stock, par value $0.0001 per share (the “Common Stock”), including (a) 6,553,454 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants (as defined below) and (b) 22,500,000 shares of Common Stock, which were issued to certain of the Selling Securityholders in private placements pursuant to the terms of certain Subscription Agreements (as defined in the Prospectus) in connection with, and immediately prior to the consummation of, the Business Combination (as defined in the Prospectus), and (ii) up to 6,553,454 warrants to purchase shares of Common Stock (the “Private Placement Warrants”) originally issued in a private placement that closed concurrently with Star Peak Corp II’s initial public offering. The Prospectus and this prospectus supplement also relate to the issuance by us of up to 6,553,454 shares of Common Stock that are issuable upon exercise of the Private Placement Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BHIL.” On August 10, 2022, the closing price of our Common Stock was $3.53. The Private Placement Warrants are not currently expected to be listed for trading on the NYSE.

We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements as a result.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 13 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to ______
Commission file number 001-39835
Benson Hill, Inc.
(Exact name of registrant as specified in its charter)

Delaware			85-3374823
(State or other jurisdiction of incorporation or organization)			(I.R.S. Employer Identification No.)

1001 North Warson Rd	St. Louis,	Missouri	63132
(Address of Principal Executive Offices)			(Zip Code)
(314) 222-8218
(Registrant's telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	BHIL	The New York Stock Exchange
Warrants exercisable for one share of common stock at an exercise price of $11.50	BHIL WS	The New York Stock Exchange
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of August 8, 2022, 205,659,767 shares of the registrant’s Common Stock, par value $0.0001, were issued and outstanding.

Benson Hill, Inc.
Quarterly Report on Form 10-Q
For the Quarter Ended June 30, 2022

Part I - Financial Information
Item 1. Financial Statements
Benson Hill, Inc.
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$46,772	$78,963
Marketable securities	163,135	103,689
Accounts receivable, net	36,753	31,729
Inventories, net	47,766	48,724
Prepaid expenses and other current assets	14,544	20,253
Total current assets	308,970	283,358
Property and equipment, net	124,762	126,885
Right of use asset, net	74,337	77,452
Goodwill and intangible assets, net	42,665	42,664
Other assets	4,541	4,538
Total assets	$555,275	$534,897

	June 30, 2022	December 31, 2021
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$21,826	$35,508
Revolving line of credit	755	47
Current lease liability	3,039	2,422
Current maturities of long-term debt	25,776	6,934
Accrued expenses and other current liabilities	27,423	26,771
Total current liabilities	78,819	71,682
Long-term debt	83,458	77,170
Long-term lease liability	79,599	79,154
Warrant liabilities	32,857	46,051
Conversion option liability	10,940	8,783
Deferred tax liability	304	294
Other non-current liabilities	318	316
Total liabilities	286,295	283,450
Stockholders’ equity:
Redeemable convertible preferred stock, $0.001 par value; 1,000 and 1,000 shares authorized, 0 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	—	—
Common stock, $0.0001 par value, 440,000 and 440,000 shares authorized, 205,616 and 178,089 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	21	18
Additional paid-in capital	600,736	533,101
Accumulated deficit	(324,699)	(280,569)
Accumulated other comprehensive loss	(7,078)	(1,103)
Total stockholders’ equity	268,980	251,447
Total liabilities and stockholders’ equity	$555,275	$534,897
See accompanying notes to the condensed consolidated financial statements (unaudited).

Benson Hill, Inc.
Condensed Consolidated Statements of Operations (Unaudited)
(In Thousands, Except Per Share Information)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues	$110,747	$39,692	$203,192	$71,494
Cost of sales	105,171	39,722	202,838	70,955
Gross profit (loss)	5,576	(30)	354	539
Operating expenses:
Research and development	12,017	8,818	24,323	15,945
Selling, general and administrative expenses	22,494	15,761	45,618	29,494
Total operating expenses	34,511	24,579	69,941	45,439
Loss from operations	(28,935)	(24,609)	(69,587)	(44,900)
Other (income) expense:
Interest expense, net	3,524	1,277	9,912	2,535
Change in fair value of warrants	(5,899)	1,703	(37,640)	2,719
Other expense (income), net	938	(170)	2,254	(388)
Total other (income) expense, net	(1,437)	2,810	(25,474)	4,866
Net loss before income tax	(27,498)	(27,419)	(44,113)	(49,766)
Income tax (benefit) expense	56	—	17	—
Net loss	$(27,554)	$(27,419)	$(44,130)	$(49,766)
Net loss per common share:
Basic and diluted loss per common share	$(0.15)	$(0.25)	$(0.25)	$(0.46)
Weighted average shares outstanding:
Basic and diluted weighted average shares outstanding	185,530	109,222	173,189	108,989
See accompanying notes to the condensed consolidated financial statements (unaudited).

Benson Hill, Inc.
Condensed Consolidated Statements of Comprehensive Loss (Unaudited)
(In Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	$(27,554)	$(27,419)	$(44,130)	$(49,766)
Foreign currency:
Comprehensive income (loss)	20	70	(45)	(1)
	20	70	(45)	(1)
Marketable securities:
Comprehensive (loss) income	(4,393)	358	(8,159)	271
Adjustment for net losses (income) realized in net loss	1,022	(300)	2,229	(347)
	(3,371)	58	(5,930)	(76)
Total other comprehensive (loss) income	(3,351)	128	(5,975)	(77)
Total comprehensive loss	$(30,905)	$(27,291)	$(50,105)	$(49,843)
See accompanying notes to the condensed consolidated financial statements (unaudited).

Benson Hill, Inc.
Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)
(In Thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	—	$—	178,089	$18	$533,101	$(280,569)	$(1,103)	$251,447
Issuance of common stock upon exercise of stock options and warrants	—	—	830	—	636	—	—	636
Stock-based compensation expense	—	—			5,683	—	—	5,683
PIPE Investment, net of issuance cost of $3,456	—	—	26,150	3	54,925	—	—	54,928
Comprehensive loss	—	—	—	—	—	(16,576)	(2,624)	(19,200)
Balance as of March 31, 2022	—	$—	205,069	$21	$594,345	$(297,145)	$(3,727)	$293,494
Issuance of common stock upon exercise of stock options	—	—	547	—	715	—	—	715
Stock-based compensation expense	—	—	—	—	5,676	—	—	5,676
Comprehensive loss	—	—	—	—	—	(27,554)	(3,351)	(30,905)
Balance as of June 30, 2022	—	$—	205,616	$21	$600,736	$(324,699)	$(7,078)	$268,980
See accompanying notes to the condensed consolidated financial statements (unaudited).

Benson Hill, Inc.
Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)
(In Thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	102,899	$287,323	5,798	$1	$5	$(154,322)	$(325)	$(154,641)
Retroactive application of recapitalization	(102,899)	(287,323)	102,899	10	287,313	—	—	287,323
Adjusted balance, beginning of period	—	—	108,697	11	287,318	(154,322)	(325)	132,682
Issuance of common stock upon exercise of stock options	—	—	136	—	85	—	—	85
Stock-based compensation expense	—	—	—	—	647	—	—	647
Other	—	—	—	—	(15)	(1)	—	(16)
Comprehensive loss	—	—	—	—	—	(22,347)	(205)	(22,552)
Balance as of March 31, 2021	—	$—	108,833	$11	$288,035	$(176,670)	$(530)	$110,846
Issuance of common stock upon exercise of stock options	—	—	581	—	409	—	—	409
Stock-based compensation expense	—	—	—	—	709	—	—	709
Comprehensive loss	—	—	—	—	—	(27,419)	128	(27,291)
Balance as of June 30, 2021	—	$—	109,414	$11	$289,153	$(204,089)	$(402)	$84,673
See accompanying notes to the condensed consolidated financial statements (unaudited).

Benson Hill, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In Thousands)

	Six Months Ended June 30,
	2022	2021
Operating activities
Net loss	$(44,130)	$(49,766)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,942	5,430
Stock-based compensation expense	11,359	1,356
Bad debt expense	445	—
Change in fair value of warrants and conversion option	(37,640)	2,719
Accretion and amortization related to financing activities	5,875	805
Other	5,750	149
Changes in operating assets and liabilities:
Accounts receivable	(5,469)	(8,173)
Inventories	9,117	63
Prepaid expenses and other current assets	5,293	(4,520)
Accounts payable	(12,722)	3,799
Accrued expenses	(7,552)	881
Net cash used in operating activities	(58,732)	(47,257)
Investing activities
Purchases of marketable securities	(248,637)	(81,604)
Proceeds from maturities of marketable securities	9,549	2,050
Proceeds from sales of marketable securities	170,217	150,006
Payments for acquisitions of property and equipment	(5,637)	(21,128)
Payments made in connection with business acquisitions	(1,034)	—
Net cash (used in) provided by investing activities	(75,542)	49,324
Financing activities
Contributions from PIPE Investment, net of transaction costs of $3,761	81,234	—
Principal payments on debt	(4,576)	(1,794)
Proceeds from issuance of debt	24,040	—
Borrowing under revolving line of credit	12,491	14,451
Repayments under revolving line of credit	(11,783)	(11,481)
Repayments of financing lease obligations	(629)	(165)
Payment of deferred offering costs	—	(322)
Proceeds from the exercise of stock options and warrants	1,351	494
Net cash provided by financing activities	102,128	1,183
Effect of exchange rate changes on cash	(45)	(1)
Net (decrease) increase in cash and cash equivalents	(32,191)	3,249
Cash and cash equivalents, beginning of period	78,963	9,743
Cash and cash equivalents, end of period	$46,772	$12,992
Supplemental disclosure of cash flow information
Cash paid for taxes	$1	$—
Cash paid for interest	$5,900	$2,990
Supplemental disclosure of non-cash activities
PIPE Investment issuance costs included in accounts payable and accrued expenses and other current liabilities	$362	$—
Purchases of property and equipment included in accounts payable and accrued expenses and other current liabilities	$2,255	$2,995
Purchases of inventory included in accounts payable and accrued expenses and other current liabilities	$10,013	$2,170

Deferred offering costs included in accounts payable and accrued expenses and other current liabilities	$—	$2,139
Financing leases commencing in the period	$806	$—
See accompanying notes to the condensed consolidated financial statements (unaudited).

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements
(Unaudited)
(Dollar and Share Amounts in Thousands)
1. Description of Business
Benson Hill, Inc. and subsidiaries (collectively, “Benson Hill”, the “Company”, “we”, “us”, or “our”) are a values-driven food technology company with a vision to build a healthier and happier world by unlocking nature’s genetic diversity with our food innovation engine. Our purpose is to catalyze and broadly empower innovation from plant to plate so great tasting, more nutritious, affordable, and sustainable food choices are available to everyone. We combine cutting-edge technology with an innovative business approach to bring product innovations to customers and consumers. Our CropOS® technology platform uniquely combines data science, plant science, and food science to leverage the natural genetic diversity of plants to develop more innovative food, ingredient, and feed products — starting with a better seed. We are incorporated in Delaware and headquartered in St. Louis, Missouri, where the majority of our research and development activities are managed. We operate a soy crushing and food-grade white flake and soy flour manufacturing operation in Creston, Iowa and a soy crushing facility in Seymour, Indiana to sell our proprietary products and non-proprietary products in North America and in select international markets. We also process yellow peas in North Dakota and supply fresh produce through packing, distribution, and growing locations in the southeastern states of the United States.
Merger with Star Peak Corp II
On September 29, 2021 (the “Closing Date”), Star Peak Corp II (“STPC”), a special purpose acquisition company, consummated the previously announced merger (the “Closing”) pursuant to that certain Agreement and Plan of Merger, dated May 8, 2021 (the “Merger Agreement”), by and among STPC, STPC Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPC (“Merger Sub”), and Benson Hill, Inc., a Delaware corporation (“Legacy Benson Hill”).
Pursuant to the terms of the Merger Agreement, a business combination between STPC and Legacy Benson Hill was effected through the merger of Merger Sub with and into Legacy Benson Hill, with Legacy Benson Hill surviving the transaction as a wholly-owned subsidiary of STPC (the “Merger”). On the Closing Date, STPC changed its name to Benson Hill, Inc (“New Benson Hill”) and Legacy Benson Hill changed its name to Benson Hill Holdings, Inc.
The Merger was accounted for as a reverse recapitalization (the “Reverse Recapitalization”) in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”). Under this method of accounting, STPC is treated as the “acquired” company and Legacy Benson Hill is treated as the acquirer for financial reporting purposes. The Reverse Recapitalization was treated as the equivalent of Legacy Benson Hill issuing stock for the net assets of STPC, accompanied by a recapitalization. The net assets of STPC are stated at historical cost, with no goodwill or other intangible assets recorded. This accounting treatment determination was primarily based on the following:

•Legacy Benson Hill’s existing stockholders hold the majority of voting rights in New Benson Hill and are the largest single voting interest block in New Benson Hill;
•Legacy Benson Hill’s senior management comprises all of the senior management of New Benson Hill;
•The directors nominated by Legacy Benson Hill represent the majority of the directors on the board of directors of New Benson Hill; and
•Legacy Benson Hill’s operations comprise the ongoing operations of New Benson Hill.
The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Legacy Benson Hill. The shares and corresponding capital amounts and losses per share, prior to the Merger, have been retroactively restated based on shares reflecting the exchange ratio established in the Merger. Activity within the Condensed Consolidated Statements of Stockholders’ Equity for the issuance and repurchases of Legacy Benson Hill redeemable convertible preferred stock (the “Legacy Benson Hill Preferred Stock”) was also retroactively converted to Legacy Benson Hill common stock (the “Legacy Benson Hill Common Stock”).

Liquidity and Going Concern
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with U.S. GAAP for interim financial reporting and Securities and Exchange Commission regulations, assuming the Company will continue as a going concern. For the three and six months ended June 30, 2022, the Company incurred a net loss of $27,554 and

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
$44,130, respectively, and for the six months ended June 30, 2022, the Company had negative cash flows from operating activities of $58,732 and capital expenditures of $5,637. Furthermore, at June 30, 2022, the Company had term debt and notes payable of $109,234, and an accumulated deficit of $324,699. However, as of June 30, 2022 the Company had cash and cash equivalents of $46,772 and marketable securities of $163,135. As such, the Company believes that its cash and marketable securities position is sufficient to meet capital and liquidity requirements for at least the next 12 months after the date that the financial statements are available to be issued.
The Company’s business prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the early stages of commercial operations. As of June 30, 2022 the Company has multiple debt instruments (see Note 11 — Debt), including term loans, notes payable and a revolving line of credit, certain of which require adherence to financial covenants, including maintaining minimum liquidity and maintenance of a minimum cash balance. If the Company breaches these covenants, the holder of the debt may declare all amounts immediately due and payable. If the covenants are breached, the Company plans to attempt to secure a waiver of the covenants or an amendment that modifies the covenants but there are no assurances that the Company will be able to comply with its future covenants without such a waiver or that the Company will be successful in obtaining a waiver or an amendment during 2022 or 2023. On June 30, 2022, the Company signed an amendment to the Convertible Loan and Security Agreement, which modified the gross margin definition enabling the Company to draw on the second tranche of $20 million per the initial agreement. On June 30, 2022 the Company drew on the full $20 million.
The attainment of profitable operations is also dependent upon future events, including obtaining adequate financing to complete and commercialize the Company’s research and development activities, obtaining adequate grower relationships, building its customer base, successfully executing its business and marketing strategy, and hiring appropriate personnel.
Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, maintain existing debt arrangements or secure additional funding may require the Company to modify, delay, or abandon some of its planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results, financial condition, and ability to achieve its intended business objectives.
2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial reporting and Securities and Exchange Commission regulations. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year ended December 31, 2022. A description of the Company’s significant accounting policies is included in the notes to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2021. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2021 audited consolidated financial statements and the notes thereto.
Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and an Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Certain prior period balances have been reclassified to conform to the current period presentation in the unaudited condensed consolidated financial statements and the accompanying notes.
All dollar and share amounts are in thousands, except per share and per unit amounts, unless otherwise noted. Share and per share amounts are presented on a post-conversion basis for all periods presented, unless otherwise specified.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

Emerging Growth Company and Smaller Reporting Company Status
We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2023 fiscal year and expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
We will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2026, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.
We are also a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common equity held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our voting and non-voting common equity held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. The Company will no longer be a smaller reporting company as of December 31, 2022.
Redeemable Convertible Preferred Stock
Prior to the Merger, the Company recorded shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company applied the guidance in ASC 480-10-S99-3A, Accounting for Redeemable Equity Instruments, and therefore classified all outstanding redeemable convertible preferred stock as temporary equity. The redeemable convertible preferred stock was recorded outside of stockholders’ equity because, in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition, and sale of all or substantially all of the Company’s assets, the preferred stock would become redeemable at the option of the holders. In the event of a change of control of the Company, proceeds received from the sale of such shares would be distributed in accordance with the liquidation preferences set forth in the Company’s Amended and Restated Certificate of Incorporation then in effect.
All redeemable convertible preferred stock previously classified as temporary equity was retroactively adjusted and reclassified to permanent equity as a result of the Merger. As a result of the Merger, each share of Legacy Benson Hill Preferred Stock that was then issued and outstanding was automatically converted into Legacy Benson Hill Common Stock, such that each converted share of Legacy Benson Hill Preferred Stock was no longer outstanding and ceased to exist. Each share of Legacy Benson Hill Common Stock, including the Legacy Benson Hill Common Stock issued upon conversion of Legacy

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

Benson Hill Preferred Stock, was converted into and exchanged for 1.0754 (“the Exchange Ratio”) shares of New Benson Hill common stock (“New Benson Hill Common Stock”). The Exchange Ratio was established pursuant to the terms of the Merger Agreement.
Business Combinations
The Company allocates the purchase price of its acquisitions to the assets acquired and liabilities assumed based upon their respective fair values at the acquisition date. The Company utilizes management estimates and an independent third-party valuation firm to assist in determining these fair values. The excess of the acquisition price over the estimated fair value of the net assets acquired is recorded as goodwill. Goodwill is adjusted for any changes to acquisition date fair value amounts made within the measurement period. Acquisition-related transaction costs are recognized separately from the business combination and expensed as incurred.
Recently Adopted Accounting Guidance
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (“ASU 2016-13” or “CECL”), which requires measurement and the recognition of expected credit losses for financial assets held. The standard requires the measurement of expected credit losses to be based on relevant information, including historical experience, current conditions and a forecast that is supportable. The Company adopted the standard in the first quarter of 2022, with minimal impact to our consolidated financial statements.
As part of the adoption, the Company reviewed its’ portfolio of available-for-sale debt securities in an unrealized loss position, and assessed whether it intends to sell, or it is more likely than not that it will be required to sell before recovery of its’ amortized cost basis. Additionally, the Company evaluated whether the decline in fair value has resulted from credit losses or other factors by considering the extent to which the fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the Company compares the present value of the cash flows expected to be collected against the amortized cost basis. A credit loss is recorded if the present value of the cash flows is less than the amortized cost basis, limited by the amount that the fair value is less than the amortized cost basis. Upon adoption, the Company did not record an allowance for credit losses on its available-for-sale debt securities.
Additionally, the Company reviewed its open trade receivables arising from contractual sales. As part of its analysis, the Company performs periodic credit reviews of all active customers, reviews all trade receivables greater than 90 days past due, calculates historical loss rates and reviews current payment trends of all customers.
Recently Issued Accounting Guidance Not Yet Effective
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. ASU 2020-04 applies only to contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We are currently evaluating our contracts and the optional expedients provided by the new standard.
In August 2020, the FASB issued ASU 2020-06, Debt (“ASU 2020-06”). ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. The Company is currently evaluating the impact ASU 2020-06 will have on its condensed consolidated financial statements.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

3. Business Combinations
Merger with Star Peak Corp II
As discussed in Note 1, on September 29, 2021, STPC completed the business combination with Legacy Benson Hill through the Merger, with Legacy Benson Hill surviving the Merger as a wholly-owned subsidiary of STPC. At the effective time of the Merger (the “Effective Time”), each outstanding share of Legacy Benson Hill Common Stock, par value $0.001 per share, including Legacy Benson Hill Common Stock held by prior owners of Legacy Benson Hill Preferred Stock (in each case, other than shares owned by Legacy Benson Hill as treasury stock, dissenting shares and restricted shares) was canceled and converted into the right to receive the number of shares of New Benson Hill Common Stock, par value $0.0001 per share, in a ratio equal to 1.0754. In addition, as of the Effective Time, each stock option to purchase shares of Legacy Benson Hill Common Stock (each, a “Legacy Benson Hill Option”), whether vested or unvested, and each warrant issued by Legacy Benson Hill to purchase Legacy Benson Hill Common Stock and/or Legacy Benson Hill Preferred Stock (each, a “Legacy Benson Hill Warrant”) that was outstanding immediately prior to the Effective Time was, by virtue of the occurrence of the Effective Time and without any action on the part of Legacy Benson Hill, STPC or any holder of Legacy Benson Hill equity thereof, assumed and converted into a New Benson Hill Option or a New Benson Hill Warrant. Each Legacy Benson Hill Option was converted into an option to purchase a number of shares of New Benson Hill Common Stock equal to the number of shares of Legacy Benson Hill Common Stock subject to such Legacy Benson Hill Option immediately prior to the Effective Time multiplied by 1.0754 (rounded down to the nearest whole share) and at an exercise price per share of New Benson Hill Common Stock equal to the exercise price per share of Legacy Benson Hill Common Stock subject to such Legacy Benson Hill Option divided by 1.0754 (rounded up to the nearest whole cent) (each, a “New Benson Hill Option”). Each Legacy Benson Hill Warrant was converted into a warrant to purchase a number of shares of New Benson Hill Common Stock equal to the number of shares of Legacy Benson Hill Common Stock subject to such Legacy Benson Hill Warrant immediately prior to the Effective Time multiplied by 1.0754 (rounded down to the nearest whole share) and at an exercise price per share of New Benson Hill Common Stock equal to the exercise price per share of Legacy Benson Hill Common Stock and/or Legacy Benson Hill Preferred Stock subject to such Legacy Benson Hill Warrant divided by 1.0754 (rounded up to the nearest whole cent).
In connection with the execution of the Merger Agreement, STPC entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and STPC agreed to sell to the Subscribers, an aggregate of 22,500 shares of common stock (the “PIPE Shares”), for a purchase price of $10 per share and an aggregate purchase price of $225.0 million, in a private placement pursuant to the subscription agreements (the “PIPE”). The PIPE investment closed simultaneously with the consummation of the Merger.
Prior to the Merger, STPC had outstanding 10,063 Public Warrants (the “Public Warrants”) and 6,553 Private Placement Warrants (the “Private Placement Warrants”), which were listed on the New York Stock Exchange under the symbol “STPC WS.” Upon the closing of the Merger, they became listed on the New York Stock Exchange under the symbol “BHIL WS.” The Warrants remain subject to the same terms and conditions as prior to the Merger.
Upon the closing of the Merger, the Company’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 441,000 shares, of which 440,000 shares were designated Common Stock, $0.0001 par value per share, and 1,000 shares designated Preferred Stock, $0.0001 par value per share.

Acquisition of Soy Processing Facilities
ZFS Creston
On December 30, 2021, we completed the acquisition of a food-grade white flake and soy flour manufacturing operation and related assets through the acquisition of ZFS Creston, LLC, a Delaware limited liability company (“ZFS Creston”), for aggregate cash consideration of $103,099, which includes a working capital adjustment payment of $1,034 in Q1 2022. The soybean processing facility will process the Company’s proprietary soybean varieties for distribution to end customers. The acquisition of the food-grade white flake and soy flour manufacturing facility was accounted for as a business combination, and accordingly, the acquired assets and liabilities were recorded at their preliminary estimated fair value, as presented below:

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

Estimated Fair Value at December 30, 2021
Assets:
Cash and cash equivalents	$56
Accounts receivable	10,729
Inventories	18,209
Prepaid expenses and other current assets	3,627
Property and equipment	60,000
Right of use asset	853
Other assets	2,000
Identified intangible assets	11,000
Goodwill	7,079
Total assets acquired	113,553
Liabilities:
Accounts payable	4,661
Lease liability	853
Accrued expenses and other liabilities	4,940
Total liabilities assumed	10,454
Total purchase price	$103,099
The fair values of the assets acquired and liabilities assumed are based on a preliminary estimate, which is subject to change within the measurement period. Given the timing of the acquisition, the Company utilized a benchmarking approach based on the Company’s prior acquisitions and similar industry acquisitions to determine the preliminary fair values for property and equipment and identified intangible assets. Upon completion of the final fair value assessment, the fair values of the assets acquired, liabilities assumed and resulting goodwill may differ materially from the preliminary assessment. Any changes to the initial estimates of the fair value of the assets acquired and liabilities assumed will be recorded to those assets and liabilities and residual amounts will be allocated to goodwill.
Goodwill largely consists of expected growth synergies through the continued vertical integration of the Company within our Ingredients segment. Based on the preliminary valuation analysis, the identified intangible assets consist of customer relationships of $5,500, trade name of $2,000, acquired technology of $3,000 and permits of $500. The identified intangible assets are amortized using the straight-line method over their preliminary estimated useful lives of 15 years for customer relationships and acquired technology and 10 years for trade name and permits.
Effective December 30, 2021, results from the operations of the soybean processing facility have been included in our consolidated statements of operations and comprehensive loss and incorporated in our Ingredients reporting unit and segment.

Rose Acre Farms
On September 17, 2021, we completed the acquisition of a soybean processing facility and related assets from Rose Acre Farms, Inc., an Indiana corporation (“Rose Acre Farms”), for cash consideration of $14,567 and entered into a long-term ground lease for the real estate upon which such soybean processing facility is located. The soybean processing facility will process the Company’s proprietary soybean varieties for distribution to end customers.
Effective September 17, 2021, results from the operations of the soybean processing facility have been included on our condensed consolidated statements of operations and comprehensive loss.

4. Fair Value Measurements
Assets and liabilities recorded at fair value on a recurring basis on the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows
Level 1 — Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Our financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, commodity derivatives, commodity contracts, accounts payable, accrued liabilities, warrant liabilities, conversion option liabilities, and notes payable. As of June 30, 2022 and December 31, 2021, we had cash and cash equivalents of $46,772 and $78,963, respectively, which includes money market funds with maturities of less than three months. At June 30, 2022 and December 31, 2021, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximated their fair value due to their short maturities.
The following tables provide the financial instruments measured at fair value on a recurring basis based on the fair value hierarchy:

	June 30, 2022
	Level 1	Level 2	Level 3	Total
Assets
U.S. treasury securities	$19,166	$—	$—	$19,166
Corporate bonds	—	122,345	—	122,345
Preferred stock	—	21,624	—	21,624
Marketable securities	$19,166	$143,969	$—	$163,135
Liabilities
Warrant liabilities	$4,729	$—	$28,128	$32,857
Conversion option liability	—	—	10,940	10,940
Total liabilities	$4,729	$—	$39,068	$43,797

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
U.S. treasury securities	$—	$—	$—	$—
Corporate bonds	—	82,086	—	82,086
Preferred stock	—	21,603	—	21,603
Marketable securities	$—	$103,689	$—	$103,689
Liabilities
Warrant liabilities	$12,377	$—	$33,674	$46,051
Conversion option liability	—	—	8,783	8,783
Total liabilities	$12,377	$—	$42,457	$54,834
There were no transfers of financial assets or liabilities into or out of Level 1, Level 2, or Level 3 for 2022 or 2021.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
All of the Company’s derivative contracts are centrally cleared and therefore are cash-settled on a daily basis. This results in the derivative contracts having a fair value that approximates zero on a daily basis. Therefore, there are no derivative assets or liabilities included in the table above. Refer to Note 6 for further discussion.
The Company acquired commodity purchase and sales contracts in the acquisition of ZFS Creston, which were recorded at their estimated fair value. As outlined in Note 2, the Company designates all commodity purchase and sales contracts as normal purchases and normal sales and as a result do not account for them as derivatives under ASC 815. As of December 31, 2021 the Company had a contract asset of $2,354 and a contract liability of $2,652. The contract asset and liability is excluded from the table above as the contracts will not be measured at fair value on a recurring basis. Contract fair values were based upon forward commodity prices as of the date of acquisition, which fall into Level 2 in the fair value hierarchy. The contract asset and liability will be amortized as the remaining volume of the commodity purchase and sales contracts is physically settled.
The warrant liabilities consist of PIPE Investment Warrants, Convertible Notes Payable Warrants, Notes Payable Warrants, Private Placement Warrants, and Public Warrants. The PIPE Investment Warrants are valued based on a Monte Carlo simulation that values the warrants using a probability weighted discounted cash flow model, which are considered Level 3 liabilities. The Convertible Notes Payable Warrants, Notes Payable Warrants and Private Placement Warrants are valued based on a Black-Scholes option pricing model, which are considered Level 3 liabilities. The Public Warrants are separately listed on the NYSE and traded under the symbol “BHIL WS” and are therefore considered Level 1 liabilities. Generally, increases or decreases in the fair value of the underlying common stock would result in a directionally similar impact in the fair value measurement of the associated Level 3 warrant liabilities.
The following table summarizes the change in the warrant and conversion option liabilities categorized as Level 3 for the three and six months ended June 30, 2022 and 2021.

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Balance, beginning of period	$45,169	$42,457
Change in estimated fair value	(6,101)	(29,993)
Issuance of PIPE Investment warrants	—	26,604
Ending balance, June 30, 2022	$39,068	$39,068

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Balance, beginning of period	$6,257	$5,241
Change in estimated fair value	1,703	2,719
Ending balance, June 30, 2021	$7,960	$7,960
Fair Value of Long-Term Debt
As of June 30, 2022 and December 31, 2021, the fair value of the Company’s debt, including amounts classified as current, was $106,974 and $85,163, respectively. Fair values are based upon valuation models using market information, which fall into Level 3 in the fair value hierarchy.
5. Investments in Available-for-Sale Securities
The Company has invested in marketable debt securities, primarily investment grade corporate bonds, preferred stock, and highly liquid U.S Treasury securities, which are held in the custody of a major financial institution. These securities are classified as available-for-sale and, accordingly, the unrealized gains and losses are recorded through other comprehensive income and loss.

Benson Hill, Inc.
(Formerly Known as Star Peak Corp II)
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
5. Investments in Available-for-Sale Securities (continued)

	June 30, 2022
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S government and agency securities	$19,191	$—	$(26)	$19,165
Corporate notes and bonds	127,952	52	(5,658)	122,346
Preferred stock	24,340	—	(2,716)	21,624
Total Investments	$171,483	$52	$(8,400)	$163,135

	December 31, 2021
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S government and agency securities	$—	$—	$—	$—
Corporate notes and bonds	82,007	572	(493)	82,086
Preferred stock	21,553	126	(76)	21,603
Total Investments	$103,560	$698	$(569)	$103,689
The aggregate fair value of investments with unrealized losses that had been owned for less than a year was $146,997 and $48,098 at June 30, 2022 and December 31, 2021, respectively. The Company had no unrealized losses on investments owned for more than one year at June 30, 2022 and December 31, 2021, respectively.
Available-for-sale investments outstanding as of June 30, 2022, classified as marketable securities in the consolidated balance sheets, have maturity dates ranging from the third quarter of 2022 through the fourth quarter of 2026. The fair value of marketable securities as of June 30, 2022 with maturities within one year and one to five years is $75,118 and $88,017, respectively. The Company classifies available-for-sale investments as current based on the nature of the investments and their availability to provide cash for use in current operations, if needed.
In accordance with ASC 326, the Company reviews its portfolio of available-for-sale debt securities in an unrealized loss position quarterly to determine whether the decline in fair value has resulted from credit losses or other factors. This includes considering the extent to which the fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the Company compares the present value of the cash flows expected to be collected against the amortized cost basis. A credit loss is recorded if the present value of the cash flows is less than the amortized cost basis, limited by the amount that the fair value is less than the amortized cost basis. As of June 30, 2022, the Company determined that the unrealized losses were a result of market and other factors, including rising interest rates, rather than the result of credit losses and therefore no allowance for credit loss was recorded.
6. Derivatives
Corporate Risk Management Activities
The Company uses exchange-traded futures to manage price risk of fluctuating Chicago Board of Trade (“CBOT”) prices related to forecasted purchases and sales of soybean and soybean-related products in the normal course of business. These risk management activities are actively monitored for compliance with the Company’s risk management policies.
As of June 30, 2022, the Company held financial futures related to a portion of its forecasted purchases of soybeans for an aggregate notional volume of 6,025 bushels of soybeans; 4,345 bushels of the aggregate notional volume will settle in 2022 with the remaining 1,680 bushels settling in 2023. As of June 30, 2022, the Company held financial futures related to a portion of its forecasted sales of soybean oil for an aggregate notional volume of 563 pounds of soybean oil, all of which will settle in 2022. As of June 30, 2022, the Company held financial futures related to a portion of its forecasted sales of soybean meal for an aggregate notional volume of 103 tons of soybean meal, all of which will settle in 2022.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
Tabular Derivatives Disclosures
The Company has master netting agreements with its counterparties, which allow for the settlement of contracts in an asset position with contracts in a liability position in the event of default or termination. Such netting arrangements reduce the Company’s credit exposure related to these counterparties. As all of the Company’s derivative contracts are centrally cleared and therefore are cash-settled on a daily basis, the fair value approximates zero.
The Company’s derivative contracts as of June 30, 2022 were as follows:

	Asset Derivative	Liability Derivative
Soybeans	$3,019	$1,839
Soybean oil	2,208	1,998
Soybean meal	1,162	1,619
Effect of daily cash settlement	(6,389)	(5,456)
Net derivatives as classified in the balance sheet	$—	$—
The Company’s derivative contracts as of December 31, 2021 were as follows:

	Asset Derivative	Liability Derivative
Soybeans	$18	$48
Soybean oil	5	1
Soybean meal	—	1,228
Effect of daily cash settlement	(23)	(1,277)
Net derivatives as classified in the balance sheet	$—	$—
The Company had a current asset representing excess cash collateral posted to a margin account of $3,568 and $2,504 as of June 30, 2022 and December 31, 2021, respectively. These amounts are not included with the derivatives presented in the table above and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.
Currently, the Company does not seek cash flow hedge accounting treatment for its derivative financial instruments and thus changes in fair value are reflected in current earnings.
The tables below show the amounts of pre-tax gains and losses related to the Company’s derivatives:

	Three Months Ended June 30,
	2022		2021
	Revenues	Cost of sales	Revenues	Cost of sales
Consolidated statement of operations	$110,747	$(105,171)	$39,692	$(39,722)

Soybeans	—	327	—	(263)
Soybean oil	(775)	—	316	—
Soybean meal	1,303	—	—	—
Total gain (loss) recognized in income	$528	$327	$316	$(263)

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

	Six Months Ended June 30,
	2022		2021
	Revenues	Cost of sales	Revenues	Cost of sales
Consolidated statement of operations	$203,192	$(202,838)	$71,494	$(70,955)

Soybeans	—	(5,020)	—	(1,368)
Soybean oil	(7,198)	—	856	—
Soybean meal	527	—	—	—
Total (loss) gain recognized in income	$(6,671)	$(5,020)	$856	$(1,368)
The Company’s soybean positions are designed to hedge risk related to inventory purchases, therefore the gains and losses on soybean instruments are recorded in cost of sales in the accompanying condensed consolidated statements of operations. The Company’s soybean oil and soybean meal positions are designed to hedge risk related to sales transactions therefore the gains and losses on soybean oil and soybean meal instruments are recorded in revenues in the accompanying condensed consolidated statements of operations.
The Company classifies the cash effects of its derivatives within the “Cash Flows From Operating Activities” section of the condensed consolidated statements of cash flows.
7. Inventories
Inventories consist of the following:

	June 30, 2022	December 31, 2021
Raw materials and supplies	$18,433	$20,578
Work-in-process	7,392	11,580
Finished goods	21,941	16,566
Total inventories	$47,766	$48,724
Work-in-process inventory consists of seed provided to contracted seed producers and growers with which we hold a purchase option for, or are required to purchase, the future harvested seeds or grain as well as crops under production, which represents the direct costs of land preparation, seed, planting, growing, and maintenance.
8. Property and Equipment
Components of property and equipment are as follows:

	June 30, 2022	December 31, 2021
Land	$8,026	$8,026
Furniture and fixtures	3,642	3,116
Machinery, field, and laboratory equipment	81,528	81,119
Computer equipment	2,641	2,545
Vehicles	3,112	2,660
Buildings and building improvements	25,882	26,911
Construction in progress	21,370	18,158
	146,201	142,535
Less accumulated depreciation	(21,439)	(15,650)
Property and equipment, net	$124,762	$126,885

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
Depreciation expense was $3,361 and $2,839 for the three months ended June 30, 2022 and 2021, respectively. Depreciation expense was $6,643 and $3,564 for the six months ended June 30, 2022 and 2021, respectively. The Company capitalized $385 and $516 of interest costs during the three months ended June 30, 2022 and 2021, respectively. The Company capitalized $782 and $771 of interest costs during the six months ended June 30, 2022 and 2021, respectively.
The Company conducted a review of its assets as of June 30, 2022 and determined that the carrying value of its assets are recoverable and no impairment charge was necessary. However, the Company is currently exploring strategic options for its Fresh operating segment which may result in the Company being unable to recover all or a portion of the carrying value of the segment’s assets. Fresh segment assets at risk of impairment as of June 30, 2022 had an aggregate carrying value of $40,410.
9. Other Current Assets
Prepaid expenses and other current assets consist of the following:

	June 30, 2022	December 31, 2021
Prepaid expenses	$7,142	$9,325
Contract asset	1,973	2,588
Derivative margin asset	3,568	3,273
Tax receivable	913	2,254
Deposits	617	650
Commitment asset	—	416
Other	331	1,747
	$14,544	$20,253
10. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:

	June 30, 2022	December 31, 2021
Payroll and employee benefits	$7,941	$9,144
Insurance premiums	657	4,099
Professional services	1,619	2,517
Research and development	1,282	1,043
Inventory	10,013	3,168
Interest	124	178
PIPE Investment transaction costs	178	—
Contract liability	1,065	2,652
Other	4,544	3,970
	$27,423	$26,771

11. Debt

	June 30, 2022	December 31, 2021
DDB Term loan, due April 2024	$7,962	$8,531
DDB Equipment loan, due July 2024	1,575	1,925
Convertible Notes Payable, due January 2025	102,518	80,000
Creston Note Payable, due August 2022	1,667	5,000
Equipment Financing, due March 2025	3,781	—
Notes payable, varying maturities through June 2026	493	313
DDB Revolver	755	47
Less: unamortized debt discount and debt issuance costs	(8,762)	(11,665)
	109,989	84,151
Less: DDB Revolver	(755)	(47)
Less: current maturities of long-term debt	(25,776)	(6,934)
Long-term debt	$83,458	$77,170
Term Loan, Equipment Loan and Revolver
In April 2019, our wholly owned subsidiary, Dakota Dry Bean, Inc. (“DDB”) entered into a credit agreement comprised of a $14,000 aggregate principal amount of floating rate, five-year term loan (“DDB Term Loan”), a $3,500 floating rate, five-year loan to be used for facility expansion (“DDB Equipment Loan”), and a $6,000 floating rate revolving credit facility (“DDB Revolver”), which is renewed annually (together the “Credit Agreement”).
The DDB Credit Agreement is secured by substantially all the real and personal property of DDB and is guaranteed, in part, by Benson Hill, the parent company, to a maximum of $7,000. The DDB Term Loan is payable in equal quarterly installments of $284 plus interest with the remaining balance of $5,972 due in April 2024. The DDB Equipment Loan is payable in equal quarterly installments of $175 plus interest through July 2024.
The interest rate on the DDB Term Loan and DDB Equipment Loan is equal to U.S. prime rate plus 0.75%, or 5.50% at June 30, 2022. The interest rate on the DDB Revolver is equal to U.S. prime rate plus 0.25%, or 5.00% at June 30, 2022.
Under the Credit Agreement, DDB and the Company must comply with certain financial covenants based on DDB’s operations, including a minimum working capital covenant, a minimum net worth covenant, a funded debt-to-EBITDA ratio covenant, and a fixed charge coverage ratio covenant.
Benson Hill as guarantor must also comply with a minimum cash covenant. The DDB Credit Agreement also contains various restrictions on our activities, including restrictions on indebtedness, liens, investments, distributions, acquisitions and dispositions, control changes, transactions with affiliates, establishment of bank and brokerage accounts, sale-leaseback transactions, margin stocks, hazardous substances, hedging, and management agreements. During the first quarter of 2021, we were in violation of certain financial covenants under the Credit Agreement, which were subsequently waived by the lender.
In the first quarter of 2021, the DDB Credit Agreement was amended to clarify the definitions of net worth and EBITDA as used in the calculations of certain financial covenants.
In the second quarter of 2021, the Credit Agreement was further amended to adjust the non-financial covenants. In the fourth quarter of 2021, the Revolver maturity date was extended to November 2022. While the Company is currently in compliance with the amended covenants, there is a risk that the Company will not maintain compliance with the covenants, as discussed further in Note 1.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
Convertible Notes Payable
In December 2021, the Company entered into a financing agreement with an investment firm, which included a commitment by the lender to make term loans available to the Company in an amount of up to $100,000 with $80,000 available immediately and a second tranche of $20,000 available between April 2022 and June 2022 upon the Company’s achievement of the following milestones: (i) at least 85% of the Company’s projected revenue for the three months ending March 31, 2022; (ii) gross margin for the three months ending March 31, 2022 greater than (1.5)%; and (iii) an average public market capitalization of at least $650 million during the trailing 30 days prior to the date the lender makes the second tranche loan (together the “Convertible Loan and Security Agreement”).
The Company executed term notes with the lender in December 2021 in the aggregate amount of $80,000 with an initial term of 36 months payable in interest only, at the greater of (a) the prime rate of interest as published in the Wall Street Journal or 3.25% per annum, plus (b) 5.75% per annum for the first 12 months and principal and interest payments for the remaining 24 months. The term notes are secured by substantially all of the Company’s assets.
In June 2022, the Company amended the Convertible Loan and Security Agreement, which changed the definition of gross margin, the Conversion Price and the Exercise Price. The amendment to the definition of gross margin removed the impact of derivative hedging gains or losses related to future periods and resulted in the Company’s achievement of the milestones required to draw on the second tranche. The Company drew on the full amount of the second tranche, $20,000. The Company will make interest only payments in the average amount of $870 for the remaining seven months of the interest-only period and principal and interest payments in the average amount of $4,591 for the remaining 24 months.
The interest-only period may be extended from 12 to 24 months upon the Company’s full draw of the second tranche of $20,000 and achievement of certain milestones based on the Company’s market capitalization and financial performance for the nine months ending September 30, 2022. Additionally, the term of the term notes may be extended from 36 to 42 months upon the Company’s achievement of certain milestones based on the Company’s market capitalization and financial performance for the nine months ending September 30, 2022 and compliance with all debt covenants.
Upon maturity or other satisfaction of the term notes, a final payment (in addition to other payments of principal and interest) equal to $10,700 is payable by the Company to the lenders, however in the event all or any part of any term notes are outstanding when a change of control as defined in the Convertible Loan and Security Agreement occurs, the required final payment is $14,200. In the event the term notes are prepaid, a prepayment fee is due, ranging from 1% to 6% of the principal amount of the term notes, based upon the time from the initial closing to the prepayment date.
At any time after six months and before 42 months from the closing date of the initial term loans, up to $20,000 of the principal amount of the term loans then outstanding may be converted (at the lender’s option) into shares of the Company’s common stock at a price per share (“Conversion Price”) equal to the lower of (a) $2.47; (b) in the case of any “equity purchase commitments” and/or “at-the-market” or similar transactions, which result in the realization by the Company of gross proceeds of $20,000 or more over any period of 14 consecutive trading days prior to September 30, 2022, the VWAP of the common stock on the last trading day of such 14 day period; or (c) the effective price per share of any bona fide equity offering, which closes after June 30, 2022 and prior to September 30, 2022.
The conversion option is subject to: (a) the closing sales price of the Company’s common stock for each of the seven consecutive trading days immediately preceding the conversion, being greater than or equal to the conversion price; (b) the shares of the Company’s common stock issued in connection with any such conversion not exceeding 20% of the total trading volume of the Company’s common stock for the 22 consecutive trading days immediately prior to and including the effective date of the conversion; and (c) all lenders’ pro forma shares of the Company’s common stock resulting from the conversion option, when added to all lenders’ pro forma shares of the Company’s common stock resulting from the exercise of the warrants (as outlined in Note 12), not exceeding 2.5% of the number of shares of the Company’s common stock outstanding at the time of the conversion.
As of the date of this report, the lender has not yet exercised their conversion option for any portion of the outstanding principal. The fair value of the conversion option, estimated at $8,783 at issuance, was recorded as a debt discount, which is amortized over the life of the term notes using the effective interest method and recorded as interest expense.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
Under the terms of the Convertible Loan and Security Agreement, we must comply with certain affirmative, negative, and financial covenants. These covenants are primarily restrictions on our activities, including restrictions on indebtedness, liens, dividends, and significant business changes. as well as a requirement to maintain at all times required minimum liquidity equal to or greater than six months. We were in compliance with these covenants in 2021 and year-to-date 2022.
Creston Note Payable
In connection with the acquisition of ZFS Creston in December 2021, the Company entered into a note payable with Zeeland Farm Services, Inc., a Michigan corporation, in the amount of $5,000 (the “Creston Note Payable”). The Creston Note Payable is payable in monthly installments equal to the greater of the reduction in the inventory value at ZFS Creston in the preceding month or $833 plus interest at 3% per annum from March 2022 to August 2022.
Equipment Financing
In March 2022, the Company entered into a sale-leaseback transaction on some of the Company’s equipment. The Company evaluated whether the transaction qualified as a sale under ASC 606 and ultimately determined that as the leases are classified as financing leases under ASC 842, the transaction did not qualify as a sale and therefore control of the equipment was not transferred. Therefore, the proceeds from the sales of $4,078 were recorded as a financing liability (“Equipment Financing”). The Company will make monthly payments of $133 under the financing arrangement for a term of 36 months.
12. Warrant Liabilities

Notes Payable Warrants
In February 2020, in connection with the issuance of notes payable with an original principal amount of $20,000, along with a commitment to extend an additional $15,000 upon the achievement of certain financial conditions, the Company issued 1,077 warrants to purchase Series C-1 preferred shares or any subsequent preferred share round of Benson Hill Preferred Stock. The preferred stock warrant remained outstanding at the close of the Merger and, therefore, converted into a New Benson Hill Warrant without any action on the part of the Company or the warrant holder. Each warrant was converted based on the Exchange Ratio of 1.0754 resulting in 1,158 warrants to purchase New Benson Hill Common Stock outstanding at June 30, 2022 at an adjusted stock purchase price of $3.43. The fair value of the warrants attributable to the funds loaned to the Company, estimated at $3,332 at issuance, were recorded as a debt discount, which was amortized over the life of the term notes using the effective interest method and recorded as interest expense. The fair value of the warrants attributable to the commitment to fund the second tranche, estimated at $1,248 at issuance, were recorded as a current asset and amortized through the date of commitment expiration (December 2020) using the straight-line method and recorded as interest expense.
The warrants are exercisable at the warrant holder’s discretion at any time before the expiration date of December 2035. If the New Benson Hill Warrant is held to expiration or if a change of control occurs, the warrants shall automatically exercise at no cost to the holder. Should the Company consummate a bridge financing prior to a change of control, the holders of the warrants may surrender their warrants to the Company and receive in exchange all of the same consideration, securities, instruments and rights as if the holder participated in the bridge financing with a loan in an amount equal to the shares issuable upon exercise of the warrants multiplied by the stock purchase price.
In September 2021, and in connection with the issuance of Notes Payable with an original principal amount of $20,000 and a commitment to extend an additional $20,000, the Company issued warrants to purchase common stock, Series D preferred shares, or any subsequent preferred share round of Benson Hill. The fair value of the warrants attributable to the funds loaned to the Company, estimated at $3,523 at issuance, were recorded as a debt discount, which was amortized over the life of the term notes using the effective interest method and recorded as interest expense. The fair value of the warrants attributable to the remaining commitment (December 2021), estimated at $1,028 issuance, were recorded as a current asset and amortized through the date of commitment expiration using the straight-line method and recorded as interest expense. The option to draw down on the remaining commitment of $20,000 was terminated upon extinguishment of the note as outlined above.
Immediately prior to the closing of the Merger with STPC on September 29, 2021, which qualified as a Liquidity Event, the warrant was automatically exchanged for 325 shares of Legacy Benson Hill Common Stock at no cost to the holder and a stock purchase warrant for 225 shares of the Company’s common stock was issued to the holder at an exercise price of $10.00.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
The Legacy Benson Hill Common Stock issued was converted at the Exchange Ratio resulting in 350 shares of New Benson Hill Common Stock and the stock purchase warrant was converted at the Exchange Ratio resulting in 242 warrants to purchase New Benson Hill Common Stock at an adjusted stock purchase price of $9.30. The stock purchase warrant was determined to be equity classified in accordance with U.S. GAAP and was outstanding at June 30, 2022.
In September 2021 the Company repaid all amounts outstanding on the notes payable associated with these warrants. In conjunction with this repayment, the Company expensed the remaining unamortized debt discounts, commitment assets and debt issuance costs associated with these warrants.
Convertible Notes Payable Warrants
In December 2021 and in connection with the issuance of Convertible Notes Payable with an original principal amount of $80,000 along with a commitment to extend an additional $20,000 upon the achievement of certain milestones (see Note 11 — Debt), the Company issued warrants exercisable or exchangeable for up to such aggregate number of shares of the Company’s common stock determined by dividing $3.0 million by the Exercise Price (as defined below). The warrants remained outstanding as of June 30, 2022.
The per share exercise price of the warrants (the “Exercise Price”) will equal the lower of (a) $2.47; (b) in the case of any “equity purchase commitments” and/or “at-the-market” or similar transactions, which result in the realization by the Company of gross proceeds of $20.0 million or more over any period of 14 consecutive trading days prior to September 30, 2022, the VWAP of the common stock on the last trading day of such 14 day period; or (c) the effective price per share of any bona fide equity offering, which closes after June 30, 2022 and prior to September 30, 2022.
The fair value of the warrants attributable to the funds loaned to the Company, estimated at $1,690 at issuance, was recorded as a debt discount, which is amortized over the life of the convertible term notes using the effective interest method and recorded as interest expense. The fair value of the warrants attributable to the commitment to fund the second tranche, estimated at $423 at issuance, was recorded as a current asset and will be amortized through the date of commitment expiration (June 2022) using the straight-line method and recorded as interest expense.
The warrants are exercisable at the warrant holder’s discretion at any time before the expiration date of December 2026. Upon a change in control, the warrants would be automatically exchanged for shares of the Company’s common stock at no cost to the holder.
PIPE Investment Warrants
In March 2022, the Company entered into definitive subscription agreements with certain investors providing for the private placement of an aggregate of 26,150 units at a price of $3.25 per unit (“PIPE Investment”), for an aggregate purchase price of $85.0 million. Each unit consists of (i) one share of the Company’s common stock, par value $0.0001 per share, and (ii) a warrant to purchase one-third of one share of common stock for a total of 8,716 warrants. In connection with the private placement, the Company incurred transactions costs of $4,161, $705 of which was allocated to the warrants and expensed. As of June 30, 2022, $362 of the transaction costs were unpaid. The 8,716 warrants remained outstanding as of June 30, 2022.
Each warrant to purchase common stock has an exercise price of $3.90 per share and may not be exercised if the aggregate number of shares of common stock beneficially owned by the holder thereof would exceed a specified threshold set forth therein, subject to increase to up to 19.99% at the option of the holder. Each warrant is redeemable by the Company for $0.10 if the closing price of the Company’s common stock exceeds $9.75 per share for any 20 trading days within a 30-trading day period.
The warrants are exercisable at the warrant holder’s discretion at any time before the expiration date of March 2027.

Public and Private Placement Warrants
On January 8, 2021, Star Peak Corp II consummated its IPO of 40,250 units. Each unit consists of one share of Class A common stock and one-fourth of one Public Warrant, for a total of 10,063 Public Warrants. Simultaneously with the closing of STPC’s IPO, STPC consummated the private placement of 6,553 Private Placement Warrants. Upon the completion of the Merger, the Company assumed each of these warrants, which remain outstanding in whole at June 30, 2022.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
Public Warrants may only be exercised for a whole number of shares of common stock. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants are publicly traded under the ticker BHIL WS. The Public Warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination (September 2026) or earlier upon redemption or liquidation. The Public Warrants became exercisable on January 8, 2022. The Private Placement Warrants are identical to the Public Warrants, except the Private Placement Warrants will be non-redeemable so long as they are held by Star Peak Sponsor II LLC (“the Sponsor”) or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of Public Warrants and Private Placement Warrants when the price per share of common stock equals or exceeds $18.00:
The Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants): in whole and not in part; at a price of $0.01 per warrant; upon a minimum of 30 days’ prior written notice of redemption; and if, and only if, the last reported sale price (the “closing price”) of common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.
The Company will not redeem the warrants as described above unless a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised.
Redemption of Public Warrants and Private Placement Warrants when the price per share of common stock equals or exceeds $10.00:
The Company may redeem the outstanding warrants: in whole and not in part; at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of common stock; if, and only if, the closing price of the common stock equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and if the closing price of the common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.
The “fair market value” of common stock for the above purpose shall mean the volume weighted average price of common stock during the 10 trading days ending on the third trading day immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of common stock per warrant (subject to adjustment).
13. Income Taxes
The Company’s effective tax rate was 0% for the three and six month periods ended June 30, 2022, and 2021, respectively. The 2022 and 2021 effective tax rates differed from the statutory rate of 21% primarily due to the fact that the Company recorded no income tax benefit on the Company’s pretax losses as the Company recorded a full valuation allowance globally. The tax expense recorded relates to minor foreign deferred tax liabilities and the impacts of tax amortization of indefinite-lived intangibles.
14. Comprehensive Income
The Company’s other comprehensive income (loss) (“OCI”) consists of foreign currency translation adjustments from its Brazil subsidiary, which does not use the U.S. dollar as its functional currency, and unrealized gains and losses on marketable debt securities classified as available for sale.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
The following table shows changes in accumulated other comprehensive income (“AOCI”) by component for the three and six months ended June 30, 2022 and 2021:

	Cumulative Foreign Currency Translation	Unrealized Gains/(Losses) on Marketable Securities	Total
Balance at March 31, 2022	$(441)	$(3,286)	$(3,727)
Other comprehensive income (loss) before reclassifications	20	(4,393)	(4,373)
Amounts reclassified from AOCI	—	1,022	1,022
Other comprehensive income	20	(3,371)	(3,351)
Balance at June 30, 2022	$(421)	$(6,657)	$(7,078)

Balance at December 31, 2021	$(376)	$(727)	$(1,103)
Other comprehensive income before reclassifications	(45)	(8,159)	(8,204)
Amounts reclassified from AOCI	—	2,229	2,229
Other comprehensive income (loss)	(45)	(5,930)	(5,975)
Balance at June 30, 2022	$(421)	$(6,657)	$(7,078)

Balance at March 31, 2021	$(451)	$(79)	$(530)
Other comprehensive loss before reclassifications	70	358	428
Amounts reclassified from AOCI	—	(300)	(300)
Other comprehensive loss	70	58	128
Balance at June 30, 2021	$(381)	$(21)	$(402)

Balance at December 31, 2020	$(380)	$55	$(325)
Other comprehensive loss before reclassifications	(1)	271	270
Amounts reclassified from AOCI	—	(347)	(347)
Other comprehensive loss	(1)	(76)	(77)
Balance at June 30, 2021	$(381)	$(21)	$(402)
Amounts reclassified from AOCI were reported within “Other (income) expense, net” on the condensed consolidated statement of operations. The Company’s accounting policy is to release the income tax effects (if applicable) from AOCI when the individual units of account are sold.
15. Loss Per Common Share
The Company computes basic net loss per share using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities may consist of stock warrants, stock options and restricted stock units. The dilutive effect of outstanding stock warrants, stock options and restricted stock units are reflected in diluted earnings per share by application of the treasury stock method. The weighted average share impact of stock warrants, stock options, and restricted stock units that were excluded from the calculation of diluted shares outstanding due to the Company incurring a net loss for the three and six month periods ending June 30, 2022 and 2021 were as follows:

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
Anti-dilutive common share equivalents:	2022	2021	2022	2021
Warrants	—	567	83	285
Stock options	3,813	7,369	4,266	5,676
Restricted stock units	5,285	—	4,102	—
Total anti-dilutive common share equivalents	9,098	7,936	8,451	5,961
The following table provides the basis for basic and diluted EPS by outlining the numerators and denominators of the computations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Numerator:
Net loss	$(27,554)	$(27,419)	$(44,130)	$(49,766)
Denominator:
Weighted average common shares outstanding, basic and diluted	185,530	109,222	173,189	108,989
Net loss per common share, basic and diluted	$(0.15)	$(0.25)	$(0.25)	$(0.46)
16. Stock-Based Compensation
On June 12, 2012, the shareholders of Legacy Benson Hill approved the 2012 Equity Incentive Plan (the “2012 Plan”), which has been subsequently amended. The 2012 Plan provides for the issuance of up to 17,464 equity-based awards in the form of restricted common stock or stock options awards to eligible employees, directors, and consultants.
On September 29, 2021, the Company’s stockholders approved the 2021 Omnibus Incentive Plan, (the “Plan”), replacing the 2012 Plan, pursuant to which the Company’s Board of Directors (the “Board”) may grant stock awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards, to officers, employees, and directors. The Plan allows for non-employee director grants, which are accounted for in the same manner as employee awards. The Plan provides for the issuance of up to 16,502 stock awards as of June 30, 2022.
Stock Options
Under the 2012 Plan, the Company granted stock options which typically vest over two years for directors and non-employee directors and four years for all other grants, all with a contractual life of ten years. The exercise price of stock options issued under the 2012 Plan were set at the fair market value of such shares on the date of grant.
The grant date fair value for the Company’s stock options granted under the 2012 Plan in the six months ended June 30, 2021 were based on the following assumptions used within the Black-Scholes option pricing model:

2021
Expected dividend yield	0%
Expected volatility	63%
Risk-free interest rate	0.7%
Expected term in years	6.1 years
Weighted average grant date fair value	$1.54
At June 30, 2022 and 2021 the Company had 4,514 and 8,958 non-vested options under the 2012 Plan, respectively.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
There are 10,317 registered shares of common stock reserved for issuance upon exercise or settlement, as applicable, of awards made under the 2012 Plan. While no further awards may be granted under the 2012 Plan, the plan continues to govern all outstanding awards previously issued under it.
Restricted Stock Units
The Company’s restricted stock units (“RSUs”) are convertible into shares of the Company’s common stock upon vesting on a one-to-one basis. As of June 30, 2022, the Company had 5,211 RSUs outstanding, subject to only time-based vesting conditions, and 4,424 RSUs outstanding, subject to time-based and market-based performance vesting conditions. Any unvested portion of the RSUs shall be terminated and forfeited upon termination of employment or service of the grantee or the failure to achieve market-based performance vesting conditions within the award term.
As of June 30, 2022, 1,431 of the market-based performance awards were subject to the following vesting conditions (the “Earnout Awards”): (i) 50% of the Earnout Awards will vest if the closing price of the Company’s publicly traded common stock is greater than or equal to $14.00 over any 20 trading days within any 30 consecutive trading day period within 36 months following the closing of the Merger and (ii) 50% of the Earnout Awards will vest if the closing price of the Company’s publicly traded common stock is greater than or equal to $16.00 over any 20 trading days within any 30 consecutive trading day period within 36 months following the closing of the Merger. Any portion of the Earnout Awards that have not vested as of the third anniversary of the closing of the Merger will be forfeited. Additionally, the vesting of the Earnout Awards is subject to the award recipient’s continued service to the Company through the applicable vesting date. Therefore, should the award recipient’s service terminate prior to the vesting of an Earnout Award, the recipient’s Earnout Awards will be forfeited.
As of June 30, 2022, 993 of the market-based performance awards were subject to the following vesting conditions (the “Executive Founders Grants”): (i) 50% of the Executive Founders Grants will performance vest if the 30-day VWAP of the Company’s publicly traded common stock is greater than or equal to $15.00 after September 29, 2022 but on or prior to September 29, 2024 and (ii) 50% of the Executive Founders Grants will performance vest if the 30-day VWAP of the Company’s publicly traded common stock is greater than or equal to $20.00 after September 29, 2022 but on or prior to September 29, 2026. If the $15.00 VWAP target is not achieved on or prior to September 29, 2024, the target will be increased by 10% to $16.50 and be eligible to performance vest on or prior to September 29, 2025. The Executive Founders Grants will become 100% time vested on September 29, 2024. Any performance vested portion of the Executive Founders Grants that has not time vested will remain outstanding. Any portion of the Executive Founders Grants that has not met both time and performance conditions, and therefore vested as of September 29, 2026, will be forfeited.
As of June 30, 2022, 2,000 of the market-based performance awards were subject to the following vesting conditions (the “CEO Founders Grant”): (i) 25% of the CEO Founders Grant will performance vest if the 30-day VWAP of the Company’s publicly traded common stock is greater than or equal to $15.00 after September 29, 2022 but on or prior to September 29, 2024, (ii) 25% of the CEO Founders Grant will performance vest if the 30-day VWAP of the Company’s publicly traded common stock is greater than or equal to $20.00 after September 29, 2022 but on or prior to September 29, 2025, (iii) 25% of the CEO Founders Grant will performance vest if the 30-day VWAP of the Company’s publicly traded common stock is greater than or equal to $25.00 after September 29, 2022 but on or prior to September 29, 2026, and (iv) 25% of the CEO Founders Grant will performance vest if the 30-day VWAP of the Company’s publicly traded common stock is greater than or equal to $30.00 after September 29, 2022 but on or prior to September 29, 2027. If any of the VWAP targets in the foregoing clauses (i)-(iv) are not achieved on or prior to the respective specified deadlines, such VWAP target will be increased by 10% and the applicable 25% tranche of the RSUs with respect to that VWAP target (as increased) will vest if and when such increased VWAP target is achieved at any time within the 12-month period following the original deadline for such VWAP target. The CEO Founders Grant will become 100% time vested on September 29, 2024. Any performance vested portion of the CEO Founders Grant that has not time vested will remain outstanding. Any portion of the CEO Founders Grant that has not met both time and performance conditions, and therefore vested as of September 29, 2028, will be forfeited.
The closing price and 30-day VWAP thresholds of the Company’s common stock are considered market conditions under ASC 718 and are estimated on the grant date using a Monte Carlo simulation. Recognition of stock-based compensation expense of all vesting tranches commenced on the date of grant, as the probability of meeting the price thresholds are not considered in determining the timing of expense recognition. Key assumptions for estimating the market-based performance

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
awards’ fair value at the date of grant included the closing price of the Company’s common stock on the grant date, historical volatilities of the common stock of comparable publicly traded companies, the risk free interest rate, and the grant term.
The time-based awards’ fair value was determined based on the closing price of the Company’s common stock on the date of grant.
Stock-Based Compensation Expense
The Company recognized $5,676 and $11,359 of compensation expense related to stock option grants during the three and six months ended June 30, 2022, respectively. The Company recognized $709 and $1,356 of compensation expense related to stock option grants during the three and six months ended June 30, 2021, respectively.
17. Commitments and Contingencies
Litigation
The Company accrues for costs related to contingencies when a loss is probable, and the amount is reasonably determinable. Disclosure of contingencies is included in the consolidated financial statements when it is at least reasonably possible that a material loss or an additional material loss in excess of amounts already accrued may be incurred.
For all litigation matters, the Company accrued $0 as of June 30, 2022 and December 31, 2021.
Other Commitments
At June 30, 2022, the Company has committed to purchase from seed producers and growers at dates throughout 2022 and 2023 at fixed prices aggregating to $71.8 million based on commodity futures or market prices, other payments to growers, and estimated yields per acre. In addition to the obligations for which the price is fixed or determinable, the Company has committed to purchase from seed producers and growers 625 bushels throughout 2022 and 2023 for which the pricing is currently variable. These amounts are not recorded in the condensed consolidated financial statements because the Company has not taken delivery of the grain or seed as of June 30, 2022 and due to the fact that the grain or seed are subject to specified quality standards prior to delivery.
18. Segment Information
The Company’s reportable business segments reflect the manner in which its chief operating decision maker (“CODM”) allocates resources and assesses performance, which is at the operating segment level. The Ingredients reportable segment delivers more nutritious food ingredients derived from soybean seeds, meal and oil, and processed yellow peas. The Fresh reportable segment is a grower, packer and distributor of year-round fresh produce located in the southeastern United States. Financial results associated with licensing arrangements that are not allocated to the Fresh or Ingredients reportable segment and costs associated with centralized operations are reported as Unallocated and other. Centralized operations represent corporate and headquarter-related expenses, which include legal, finance, human resources, and other research and development and administrative expenses that are not allocated to the Fresh or Ingredients reportable segments.

Our CODM reviews segment performance and allocates resources based upon segment revenue and Adjusted EBITDA. The Company defines Adjusted EBITDA as consolidated net loss before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation, other income and expense, and the impact of significant non-recurring items. Adjusted EBITDA is a non-GAAP financial measure of performance. A reconciliation of the Company’s consolidated loss from continuing operations to Adjusted EBITDA is presented below.
The Company had no intersegment revenues. Operating segment results for the three and six month periods ended June 30, 2022 and 2021 are presented below.

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

Revenues	Ingredients	Fresh	Unallocated and other	Total
Three Months Ended June 30, 2022
Domestic	$91,144	$17,116	$86	$108,346
International	2,401	—	—	2,401
Total	$93,545	$17,116	$86	$110,747

Revenues	Ingredients	Fresh	Unallocated and other	Total
Three Months Ended June 30, 2021
Domestic	$22,724	$16,906	$62	$39,692
International	—	—	—	—
Total	$22,724	$16,906	$62	$39,692

Revenues	Ingredients	Fresh	Unallocated and other	Total
Three Months Ended June 30, 2022
Point in time	$93,545	$17,116	$—	$110,661
Over time	—	—	86	86
Total	$93,545	$17,116	$86	$110,747

Revenues	Ingredients	Fresh	Unallocated and other	Total
Three Months Ended June 30, 2021
Point in time	$22,724	$16,906	$4	$39,634
Over time	—	—	58	58
Total	$22,724	$16,906	$62	$39,692

Revenues	Ingredients	Fresh	Unallocated and other	Total
Six Months Ended June 30, 2022
Domestic	$155,565	$43,435	$139	$199,139
International	4,053	—	—	4,053
Total	$159,618	$43,435	$139	$203,192

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)

Revenues	Ingredients	Fresh	Unallocated and other	Total
Six Months Ended June 2021
Domestic	$36,919	$34,470	$105	$71,494
International	—	—	—	—
Total	$36,919	$34,470	$105	$71,494

Revenues	Ingredients	Fresh	Unallocated and other	Total
Six Months ended June 30, 2022
Point in time	$159,618	$43,435	$—	$203,053
Over time	—	—	139	139
Total	$159,618	$43,435	$139	$203,192

Revenues	Ingredients	Fresh	Unallocated and other	Total
Six Months Ended June 30, 2021
Point in time	$36,919	$34,470	$14	$71,403
Over time	—	—	91	91
Total	$36,919	$34,470	$105	$71,494

	Revenue	Adjusted EBITDA
Three Months Ended June 30, 2022
Ingredients	$93,545	$(1,145)
Fresh	17,116	(304)
Unallocated and other	86	(14,217)
Total segment results	$110,747	$(15,666)

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
Adjustments to reconcile consolidated net loss to Adjusted EBITDA:

Consolidated net loss	$(27,554)
Interest expense, net	3,524
Income tax expense (benefit)	56
Depreciation and amortization	5,538
Stock-based compensation	5,676
Other expense (income), net	938
Change in fair value of warrants and conversion options	(5,899)
Other nonrecurring costs, including acquisition, transaction and integration costs	294
Non-recurring SOX readiness costs	70
Severance expense	124
Fresh segment crop failure costs	1,567
Total Adjusted EBITDA	$(15,666)

	Revenue	Adjusted EBITDA
Three Months Ended June 30, 2021
Ingredients	$22,724	$(6,409)
Fresh	16,906	165
Unallocated and other	62	(9,530)
Total segment results	$39,692	$(15,774)
Adjustments to reconcile consolidated net loss to Adjusted EBITDA:

Consolidated net loss	$(27,419)
Interest expense, net	1,277
Income tax (benefit) expense	—
Depreciation and amortization	2,839
Stock-based compensation	709
Other (income) expense, net	(170)
Change in fair value of warrants and conversion options	1,703
Other nonrecurring costs, including acquisition costs	527
South America seed production costs	2,805
Non-recurring public company readiness costs	1,955
Total Adjusted EBITDA	$(15,774)

	Revenue	Adjusted EBITDA
Six Months Ended June 30, 2022
Ingredients	$159,618	$(16,040)
Fresh	43,435	1,925
Unallocated and other	139	(29,083)
Total segment results	$203,192	$(43,198)

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
Adjustments to reconcile consolidated net loss to Adjusted EBITDA:

Consolidated net loss	$(44,130)
Interest expense, net	9,912
Income tax expense (benefit)	17
Depreciation and amortization	10,942
Stock-based compensation	11,359
Other expense (income), net	2,254
Change in fair value of warrants and conversion options	(37,640)
Other nonrecurring costs, including acquisition, transaction, and integration costs	312
Non-recurring SOX readiness costs	282
Severance expense	289
Fresh segment crop failure costs	1,567
PIPE Investment transaction costs	705
Fresh segment restructuring expenses	933
Total Adjusted EBITDA	$(43,198)

	Revenue	Adjusted EBITDA
Six Months Ended June 30, 2021
Ingredients	$36,919	$(13,197)
Fresh	34,470	(172)
Unallocated and other	105	(17,252)
Total segment results	$71,494	$(30,621)
Adjustments to reconcile consolidated net loss to Adjusted EBITDA:

Consolidated net loss	$(49,766)
Depreciation and amortization	5,430
Stock-based compensation	1,356
Other (income) expense, net	(388)
Change in fair value of warrants and conversion options	2,719
Interest expense, net	2,535
Other nonrecurring items, including acquisition costs	527
South America seed production costs	2,805
Non-recurring public company readiness costs	4,161
Income tax expense (benefit)	—
Total Adjusted EBITDA	$(30,621)
As the CODM does not evaluate the operating segments nor make decisions regarding the operating segments based on total assets, we have excluded this disclosure.
19. Subsequent Events
We consider events or transactions that occur after the balance sheet date but prior to the date the financial statements are available to be issued for potential recognition or disclosure in the financial statements. The Company has completed an evaluation of all subsequent events after the balance sheet date of June 30, 2022 through the date the accompanying financial statements were available to be issued, to ensure that these financial statements include appropriate disclosure of events both

Benson Hill, Inc.
Notes to the Condensed Consolidated Financial Statements (continued)
(Unaudited)
(Dollar and Share Amounts in Thousands)
recognized in the financial statements as of June 30, 2022, and events that occurred subsequently but were not recognized in the financial statements.
On July 21, 2022, the Company filed a Registration Statement on Form S-8 with the SEC to register 5,000 shares of common stock, par value $0.0001 per share, to be offered and sold under the Company’s 2022 Employee Stock Purchase Plan (the “Plan”). The Plan was adopted by the Board of Directors of the Company on April 20, 2022 and was approved by our stockholders at the Company’s Annual Meeting held on June 13, 2022.
On August 5, 2022, the Company entered into an exclusive collaboration and marketing rights agreement (the “Collaboration Agreement”) with Archer-Daniels-Midland Company (“ADM”) to collaborate on an exclusive basis in the commercialization of certain high-protein soy ingredients for the human food and nutrition market in North America based on certain of the Company’s proprietary commercial soybean seed genetics (“Proprietary Soy Genetics”). Pursuant to the terms of the Collaboration Agreement, the Company will, among other things, collaborate with ADM to engage soybean growers in certain parts of the United States to source production and supply of grain grown from Proprietary Soy Genetics (“Proprietary Soy Grain”) for processing by ADM into soy protein ingredients. The Company will receive an upfront cash payment, annual technology access fees, and value sharing payments on all soy protein ingredients sold by ADM that are processed from the Proprietary Soy Grain supplied by the Company, and the Company is eligible to receive milestone payments upon achievement of certain objectives. Unless earlier terminated, the Collaboration Agreement will remain in effect until December 31, 2027, or until December 31, 2030 if extended pursuant to its terms. See the Current Report on Form 8-K filed with the SEC on August 8, 2022 for additional information.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “us,” “our” and other similar terms refer to Legacy Benson Hill (as defined below) and its consolidated subsidiaries prior to the Merger (as defined below) and to Benson Hill, Inc. and its consolidated subsidiaries after giving effect to the Merger.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this report and documents incorporated by reference herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.
Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believe,” “estimate,” “expect,” “intend,” “project,” “forecast,” “may,” “will,” “should,” “could,” “would,” “seek,” “plan,” “scheduled,” “anticipate,” “intend,” or similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements about our ability to:
•execute our business strategy, including monetization of products and services provided and expansions in and into existing and new lines of business;
•meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;
•consummate favorable transactions and successfully integrate acquired businesses;
•obtain additional capital, including use of the debt and equity markets;
•anticipate the impact of the COVID-19 pandemic and its effect on our business and financial conditions, and manage the associated operational risks;
•anticipate the uncertainties inherent in the development of new business lines and business strategies;
•increase brand awareness;
•attract, train and retain effective employees, officers, and directors;
•upgrade and maintain information technology systems;
•acquire and protect intellectual property;
•effectively respond to general economic and business conditions;
•maintain our listing on the New York Stock Exchange (the “NYSE”);
•enhance future operating and financial results;
•anticipate technological changes;
•comply with laws and regulations applicable to our business;
•stay abreast of changes to applicable laws and regulations applying to our business;
•anticipate the impact of and effectively respond to applicable new accounting standards;
•respond to fluctuations in commodity prices and foreign currency exchange rates and political unrest and regulatory changes in international markets from various events, such as the current conflict in Ukraine;
•anticipate and adjust to any increases in interest rates that increase the cost of capital;
•anticipate the significance and timing of contractual obligations;
•maintain key strategic relationships with partners, suppliers and distributors;
•respond to uncertainties associated with product and service development and market acceptance;
•finance our operations on an economically viable basis;
•anticipate the impact of new U.S. federal income tax laws, including the impact on deferred tax assets;
•successfully defend litigation; and
•successfully deploy the proceeds from the PIPE Investment and the Merger (each as defined below).
Forward-looking statements represent our estimates and assumptions only as of the date of this report. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021, could affect our future results, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this report:
•litigation, complaints, product liability claims and/or adverse publicity;
•the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;
•privacy and data protection laws, privacy or data breaches, or the loss of data; and
•the impact of the COVID-19 pandemic and its effect on our business, financial condition and results of operations.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this report are more fully described under the heading “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021. Other sections of this report describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations or any change in events, conditions or circumstances on which any of our forward-looking statements are based. We qualify all of our forward-looking statements by these cautionary statements.
Overview
We are an integrated food technology company that uniquely combines data science, plant science and food science to unlock nature’s genetic diversity in the development of more nutritious, sustainable, affordable, great-tasting food and ingredients. We are headquartered in St. Louis, Missouri, where the majority of our research and development activities are managed. We operate a soy crushing and food-grade white flake and soy flour manufacturing operation in Creston, Iowa and a soy crushing facility in Seymour, Indiana to sell our proprietary products and non-proprietary products in North America and in select international markets. We also process yellow peas in North Dakota, which we sell throughout North America, and supply fresh produce through packing, distribution, and growing locations in the southeastern states of the United States.
Our purpose is to catalyze and broadly empower innovation from plant to plate so great tasting, more nutritious, affordable, and sustainable food choices are available to everyone. We combine cutting-edge technology with an innovative business approach to bring product innovations to customers and consumers. Our CropOS® technology platform uniquely combines data science, plant science, and food science to leverage the natural genetic diversity of plants to develop more innovative food, ingredient, and feed products — starting with a better seed.
Our business is comprised of two reportable segments: our Ingredients segment and our Fresh segment. Our Ingredients segment is currently focused on the production and commercialization of our proprietary soy-based ingredients. In addition, the segment produces and sells non-proprietary soy-based products and non-proprietary yellow pea ingredient products. Our proprietary products include soy-based vegetable oils, animal feed ingredients, aquaculture ingredients, and food ingredients derived from our ultra-high protein soybeans, which have the potential to reduce or eliminate costly water- and energy-intensive processing steps associated with producing products for the food and feed markets, alleviating supply constraints to help bring plant-based proteins and other sustainable ingredient products to scale. Our Fresh segment, which primarily includes our wholly-owned subsidiary, J&J Produce, Inc., is focused on growing, packing, and selling fresh produce products to major retail and food service customers.
COVID-19
As a result of the COVID-19 pandemic, governmental authorities have implemented numerous and rapidly evolving measures to try to contain the virus, such as travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders, and business shutdowns. In response to the COVID-19 pandemic and in accordance with governmental orders, we have also modified our business practices and implemented proactive measures to protect the health and safety of employees, including limiting employee travel, requiring, at times, remote work arrangements for non-laboratory employees, implementing social distancing and enhanced sanitary measures in our headquarters, and canceling in-person attendance at certain events and conferences. Many of the suppliers, vendors, and service providers on which we rely have made similar modifications. To date, with the exception of modifying certain of our physical business practices, including decreased travel, and managing delays in the receipt of certain laboratory supplies and the performance of related services, we have not experienced a material impact on business operations from the effects of the COVID-19 pandemic. However, there is no certainty that the protective measures implemented by government authorities will be sufficient to mitigate the risks posed by, or the impacts and disruptions of, the COVID-19 pandemic.
PIPE Investment
On March 24, 2022, the Company entered into definitive subscription agreements with certain investors providing for the private placement of an aggregate of 26,150 units at a price of $3.25 per unit (the “PIPE Investment”). Each unit consists of (i) one share of the Company’s common stock, par value $0.0001 per share, and (ii) a warrant to purchase one-third of one share of common stock, for an aggregate purchase price of approximately $85.0 million. In connection with the PIPE Investment, the Company incurred transactions costs of $4.2 million. The net proceeds of $80.8 million provided the Company additional liquidity to fund the business.

Convertible Notes Payable Draw
On June 30, 2022, the Company and certain of its directly or indirectly wholly-owned subsidiaries amended the Convertible Loan and Security Agreement and borrowed the aggregate sum of $20.0 million under the second tranche (see Note 11 — Debt in the notes to the condensed consolidated financial statements for further discussion). Thus, pursuant to the Convertible Loan and Security Agreement the Company and its directly or indirectly wholly-owned subsidiaries have borrowed an aggregate principal sum of $100.0 million. The additional proceeds from the Convertible Loan and Security Agreement provided the Company additional liquidity to fund the business.
Recent Development - Collaboration Agreement
On August 5, 2022, the Company entered into an exclusive collaboration and marketing rights agreement (the “Collaboration Agreement”) with Archer-Daniels-Midland Company (“ADM”) to collaborate on an exclusive basis in the commercialization of certain high-protein soy ingredients for the human food and nutrition market in North America based on certain of the Company’s proprietary commercial soybean seed genetics (“Proprietary Soy Genetics”). Pursuant to the terms of the Collaboration Agreement, the Company will, among other things, collaborate with ADM to engage soybean growers in certain parts of the United States to source production and supply of grain grown from Proprietary Soy Genetics (“Proprietary Soy Grain”) for processing by ADM into soy protein ingredients. The Company will receive an upfront cash payment, annual technology access fees, and value sharing payments on all soy protein ingredients sold by ADM that are processed from the Proprietary Soy Grain supplied by the Company, and the Company is eligible to receive milestone payments upon achievement of certain objectives. Unless earlier terminated, the Collaboration Agreement will remain in effect until December 31, 2027, or until December 31, 2030 if extended pursuant to its terms. See the Current Report on Form 8-K filed with the SEC on August 8, 2022 for additional information.
Merger with Star Peak Corp II
On September 29, 2021 (the “Closing Date”), Star Peak Corp II (“STPC”), a special purpose acquisition company, consummated a merger (the “Closing”) pursuant to that certain Agreement and Plan of Merger, dated May 8, 2021 (the “Merger Agreement”), by and among STPC, STPC Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPC (“Merger Sub”), and Benson Hill, Inc., a Delaware corporation (“Legacy Benson Hill”). Pursuant to the terms of the Merger Agreement, a business combination between STPC and Legacy Benson Hill was effected through the merger of Merger Sub with and into Legacy Benson Hill, with Legacy Benson Hill surviving the transaction as a wholly-owned subsidiary of STPC (the “Merger”). On the Closing Date, STPC changed its name to Benson Hill, Inc. and Legacy Benson Hill changed its name to Benson Hill Holdings, Inc.
As a consequence of the Merger, we became the successor to a company registered with the Securities and Exchange Commission (the “SEC”) and listed on the NYSE. Accordingly, we were and are required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have and will continue to incur significant expenses as a public company in order to pay for, among other things: directors’ and officers’ liability insurance; director fees; internal and external accounting fees, including audit fees and costs associated with readiness to comply with provisions of the Sarbanes-Oxley Act; and legal and administrative resources, including increased external legal fees. We are classified as an “emerging growth company,” as defined in Section 2(a) of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company.
Our future results of consolidated operations and financial position may not be comparable to historical results as a result of the Merger.
Key Components of Statement of Operations
Revenue
We generate revenue from product sales and commissions earned on product sales.
Product sales consist primarily of sales of processed yellow pea, soybean grain, soybean oil, soybean meal, soybean flakes and soybean flour, sales of seed, and sales of harvested produce, both farmed by us and purchased from growers in non-exclusive arrangements.

In addition to selling our owned farmed produce, we enter into consignment arrangements with produce growers of certain perishable products. In these arrangements, we act as an agent, earn a commission on the sale, and report the revenue and cost of the product on a net basis.
We use exchange-traded futures to manage the price risk of fluctuating prices related to forecasted sales of soybean oil and soybean meal with the gains and losses on these instruments recorded in revenue. All of the Company’s soybean oil and soybean meal futures have not been designated as cash flow hedges and, as such, changes in fair value of these derivatives are recognized in earnings immediately.
See Note 2 — Summary of Significant Accounting Policies in the notes to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2021 for additional information on our revenue recognition.
Cost of Sales
Our cost of sales includes all costs incurred to purchase, process and provide products and services to our customers. The cost of sales on processed yellow pea, soybean grain, soybean oil, soybean meal, soybean flakes and soybean flour includes the cost of the crop, inclusive of the grower contracting premiums, as well as the crush, refining and transportation costs necessary to prepare the product for sale. For harvested produce farmed by us, cost of sales includes the direct cost of land preparation, seed, planting, growing, maintenance, packaging and distribution of product sales. For produce we purchase from growers in non-exclusive arrangements and, hence, do not farm, cost of sales includes the acquisition, warehousing, packaging and distribution of the purchased inventory.
We use exchange-traded futures to manage the price risk of fluctuating prices related to forecasted purchases of soybeans with the gains and losses on these instruments recorded in cost of sales. All of the Company’s soybean futures have not been designated as cash flow hedges and, as such, changes in fair value of these derivatives are recognized in earnings immediately.
Research and Development
Research and Development expenses consist of the costs of performing activities to discover and develop products and to advance our intellectual property. These costs consist primarily of employee-related expenses for personnel who research and develop our products, fees for contractors who support product development and breeding activities, expenses for trait validation, greenhouse and field trial expenses, purchasing material and supplies for our laboratories, licensing, information technology expenses, and other costs associated with operating our own laboratories.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist of employee-related expenses for selling our products, and costs related to business development to commercialize our product offerings along with our executive, legal, intellectual property, finance and human resources functions. Selling, general and administrative expenses also include facility and information technology expenses not otherwise allocated to research and development or cost of sales, professional fees for auditing, tax and legal services, expenses associated with maintaining patents, and consulting costs.
Total Other (Income) Expense, Net
Total other (income) expense, net consists primarily of interest expense per the terms of our various financing obligations, amortization of debt discount and commitment fees, remeasurements of our warrant and conversion option liabilities, and interest related to finance leases as reduced by interest earned on cash and marketable securities.

Results of Operations
Comparison of the Three Months Ended June 30, 2022 and 2021
The following table shows the amounts from our condensed consolidated statements of operations for the periods presented:

	Three Months Ended June 30,
(in thousands)	2022	2021
Revenues	$110,747	$39,692
Cost of sales	105,171	39,722
Gross profit (loss)	5,576	(30)
Operating expenses:
Research and development	12,017	8,818
Selling, general and administrative expenses	22,494	15,761
Total operating expenses	34,511	24,579
Loss from operations	(28,935)	(24,609)
Other (income) expense:
Interest expense, net	3,524	1,277
Change in fair value of warrants and conversion option	(5,899)	1,703
Other expense (income), net	938	(170)
Total other (income) expense, net	(1,437)	2,810
Net loss before income tax	(27,498)	(27,419)
Income tax expense	56	—
Net loss	$(27,554)	$(27,419)
Revenues
Revenues for the three months ended June 30, 2022 were $110.7 million, an increase of $71.1 million or 179%, as compared to the same period in 2021. Included within revenues are the results of exchange-traded futures used to manage the risk of fluctuating CBOT prices related to forecasted ingredient sales entered into in the normal course of business. These economic hedges resulted in gains of $0.5 million for the three months ended June 30, 2022. For the three months ended June 30, 2021, revenues include gains of $0.3 million associated with hedging activities. After accounting for all hedging activity, the year-over-year increase in revenues was primarily driven by higher sales volumes and prices of our proprietary and non-proprietary soybean ingredient products. Higher sales volumes were the result of the acquisition of our Seymour, Indiana and Creston, Iowa facilities in the third and fourth quarters of 2021, respectively, which secured ingredient manufacturing capabilities for both our proprietary and non-proprietary offerings and grew our customer base.
Cost of Sales and Gross Profit (Loss)
Cost of sales for the three months ended June 30, 2022 of $105.2 million represented an increase of $65.4 million as compared to the same period in 2021. Included within cost of sales are the results of exchange-traded futures used to manage the risk of fluctuating CBOT prices related to forecasted ingredient purchases entered into in the normal course of business. These economic hedges resulted in gains of $0.3 million for the three months ended June 30, 2022. For the three months ended June 30, 2021, cost of sales includes losses of $0.3 million associated with hedging activities. After accounting for all hedging activities, the increase in cost of sales was primarily attributable to the acquisition of our Seymour, Indiana and Creston, Iowa facilities in the third and fourth quarters of 2021, respectively.
For the three months ended June 30, 2022, we reported gross profit of $5.6 million, as compared to a gross loss of $0.0 million for the same period in 2021. Included within gross profit in 2022 are $0.9 million in gains associated with hedging activities.
For the three months ended June 30, 2022, our Ingredients segment reported a gross profit of $5.7 million as compared to a gross loss of $2.6 million for the same period in 2021. The increase in profitability was driven by an increase in sales volumes and our customer base resulting from the acquisition of two soy facilities in the prior year as well as higher sales prices on proprietary soy products and non-proprietary soy and yellow pea products.

For the three months ended June 30, 2022, our Fresh segment reported a gross loss of $0.2 million as compared to a gross profit of $2.6 million for the same period in 2021. The decrease in profitability was primarily driven by a loss of $1.6 million in the current year as a result of a significant crop failure on our farmed peppers due to a weevil infestation. The decrease in profitability was also driven by lower volumes and higher input costs.
Research and Development Expenses
Research and development expenses for the three months ended June 30, 2022 of $12.0 million increased $3.2 million as compared to the same period in 2021. The increase was primarily driven by higher payroll and related expenses, including non-cash stock-based compensation expense, from increases in staffing, as well as technology costs and facilities expenses. Higher facility costs are primarily related to the costs associated with our Crop Accelerator facility, which opened during the fourth quarter of 2021.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the three months ended June 30, 2022 of $22.5 million increased $6.7 million as compared to the same period in 2021. The increase was primarily driven by increased staffing and related expenses, including non-cash stock-based compensation expense and increased insurance costs as a result of expanded operations and operating as a public company. The increase in staff and related expenses was primarily driven by the increase in personnel necessary to support the scale of our business operations and the requirements associated with being a public company.
Total Other (Income) Expense, Net
Total other (income) expense, net for the three months ended June 30, 2022 of $1.4 million increased $4.2 million as compared to the same period in 2021. The increase in other income was primarily driven by income of $5.9 million resulting from the change in fair value of the Company’s warrant and conversion option liabilities, which was primarily driven by the decrease in the Company’s share price in the current period, as compared to expense of $1.7 million in the same period in 2021. The increase in other income was partially offset by an increase in interest expense, including the amortization of debt discounts and commitment assets, of $2.2 million driven by an increase in outstanding debt as well as an increase in financing lease obligations as a result of the commencement of the Crop Accelerator facility lease in the fourth quarter of 2021. Additionally, the increase was partially offset by a decrease of $1.1 million in other income based on realized losses on our marketable securities.
Income Tax (Benefit) Expense
No net income tax benefit for net operating losses incurred in the U.S. has been recorded due to uncertainty in realizing a benefit from these items. The tax expense recorded for the three months ended June 30, 2022 relates to minor foreign deferred tax liabilities and the impacts of tax amortization of indefinite-lived intangibles.

Comparison of the Six Months Ended June 30, 2022 and 2021
The following table shows the amounts from our consolidated statements of operations for the periods presented:

	Six Months Ended June 30,
(in thousands)	2022	2021
Revenues	$203,192	$71,494
Cost of sales	202,838	70,955
Gross profit	354	539
Operating expenses:
Research and development	24,323	15,945
Selling, general and administrative expenses	45,618	29,494
Total operating expenses	69,941	45,439
Loss from operations	(69,587)	(44,900)
Other (income) expense:
Interest expense, net	9,912	2,535
Change in fair value of warrants and conversion option	(37,640)	2,719
Other expense (income), net	2,254	(388)
Total other (income) expense, net	(25,474)	4,866
Net loss before income tax	(44,113)	(49,766)
Income tax (benefit) expense	17	—
Net loss	$(44,130)	$(49,766)
Revenues
Revenues for the six months ended June 30, 2022 were $203.2 million, an increase of $131.7 million or 184% as compared to the same period in 2021. Included within revenues are the results of exchange-traded futures used to manage the risk of fluctuating CBOT prices related to forecasted ingredient sales entered into in the normal course of business. These economic hedges resulted in losses of $6.7 million for the six months ended June 30, 2022, of which $1.0 million is attributable to future transactions and operations, which we expect to be economically offset in future periods upon physical delivery. For the six months ended June 30, 2021, revenues include gains of $0.9 million associated with hedging activities. After accounting for all hedging activity, the year-over-year increase in revenues was primarily driven by higher sales volumes of our proprietary and non-proprietary soybean ingredient products. A primary driver of higher sales volumes was the acquisition of our Seymour, Indiana and Creston, Iowa facilities in the third and fourth quarters of 2021, respectively, which secured ingredient manufacturing capabilities for both our proprietary and non-proprietary offerings and grew our customer base. The increase was also driven by higher volumes and average selling prices of fresh produce. Higher volumes were primarily the result of expanded farming operations at our Vero Beach, Florida facility, while pricing increases were driven by market conditions.
Cost of Sales and Gross Profit
Cost of sales for the six months ended June 30, 2022 of $202.8 million represented an increase in cost of sales of $131.9 million as compared to the same period in 2021. Included within cost of sales are the results of exchange-traded futures used to manage the risk of fluctuating CBOT prices related to forecasted ingredient purchases entered into in the normal course of business. These economic hedges resulted in losses of $5.0 million for the six months ended June 30, 2022, of which $1.5 million is attributable to forecasted transactions and operations. For the six months ended June 30, 2021, cost of sales includes losses of $1.4 million associated with hedging activities. After accounting for all hedging activity, a primary driver of the increase in cost of sales was attributable to the acquisition of our Seymour, Indiana and Creston, Iowa facilities in the third and fourth quarters of 2021, respectively.
For the six months ended June 30, 2022, we reported a gross profit of $0.4 million, which was flat as compared to the same period in 2021. Included within gross profit in 2022 are $11.7 million in losses associated with hedging activities, of which $2.5 million are tied to future period transactions and operations, which we expect to be economically offset in future periods upon physical delivery.
For the six months ended June 30, 2022, our Ingredients segment reported a gross loss of $3.2 million as compared to $3.5 million for the same period in 2021. The current year loss was driven by losses associated with hedging activities of $11.7 million, of which $2.5 million are tied to future period transactions and operations, which we expect to be economically offset in future periods upon physical delivery. After accounting for all hedging activity, gross profit increased year-over-year. The increase was primarily driven by an increase in volume resulting from the two acquisitions in the prior year as well as an increase in market prices for both soybean ingredient products and yellow pea.
For the six months ended June 30, 2022, our Fresh segment reported a gross profit of $3.5 million as compared to $4.1 million for the same period in 2021. The decrease in gross profit in the Fresh segment was driven by a loss of $1.6 million in the current year as a result of significant crop failure on our farmed peppers due to a weevil infestation. Excluding the impact of the crop failure, gross profit increased as a result of higher pricing on farmed produce, primarily during Q1 2022.
Research and Development Expenses
Research and development expenses for the six months ended June 30, 2022 of $24.3 million increased $8.4 million as compared to the same period in 2021. The increase was primarily driven by higher payroll and related expenses, including non-cash stock-based compensation expense, increases in staffing, as well as higher technology costs and facilities expenses. Higher facility costs are primarily related to the costs associated with our Crop Accelerator facility, which opened during the fourth quarter of 2021.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the six months ended June 30, 2022 of $45.6 million increased $16.1 million as compared to the same period in 2021. The increase was primarily driven by increased staffing and related expenses, including non-cash stock-based compensation expense, increased insurance costs as a result of expanded operations and operating as a public company, and PIPE Investment transaction costs of $0.7 million. The increase in staff and related expenses resulted from the increase in personnel necessary to support the scale of our business operations and the requirements associated with being a public company.
Total Other (Income) Expense, Net
Total other income, net for the six months ended June 30, 2022 of $25.5 million increased $30.3 million as compared to the same period in 2021. The increase in other income was primarily driven by income of $37.6 million resulting from the change in fair value of the Company’s warrant and conversion option liabilities, primarily driven by the decrease in the Company’s share price in the current period, as compared to expense of $2.7 million in the same period in 2021. The increase in other income was partially offset by an increase in interest expense, including the amortization of debt discounts and commitment assets, of $7.4 million driven by an increase in outstanding debt as well as an increase in financing lease obligations as a result of the commencement of the Crop Accelerator facility lease in the fourth quarter of 2021. Additionally, the increase was partially offset by a decrease of $2.6 million in other income based on realized losses on our marketable securities.
Income Tax (Benefit) Expense
No net income tax benefit for net operating losses incurred in the U.S. has been recorded due to uncertainty in realizing a benefit from these items. The tax expense recorded for the six month period ending June 30, 2022 relates to minor foreign deferred tax liabilities and the impacts of tax amortization of indefinite-lived intangibles.
Comparison for the Three Months and Six Months Ended June 30, 2022 and 2021
Segment Revenues
Segment revenues for the three and six month periods ended June 30, 2022 and 2021 are presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Revenues
Ingredients	$93,545	$22,724	$159,618	$36,919
Fresh	17,116	16,906	43,435	34,470
Unallocated and Other	86	62	139	105
Total Revenues	$110,747	$39,692	$203,192	$71,494

Ingredients revenues for the three and six months ended June 30, 2022 were $93.5 million and $159.6 million, respectively, which represents an increase of $70.8 million and $122.7 million, respectively, as compared to the same periods in 2021. The increases were predominantly driven by higher sales volumes of our proprietary and non-proprietary soybean ingredients products attributable to the growth of our customer base and the acquisition of two soy processing plants in the prior year. The increases were also driven by higher sales prices in the current year.
Fresh revenues for the three and six months ended June 30, 2022 were $17.1 million and $43.4 million, respectively, which represents an increase of $0.2 million and $9.0 million, respectively, as compared to the same periods in 2021. The increases were predominantly driven by an increase in pricing during Q1 2022 on farmed produce and an increase in volume from our expanded farming operations at our Vero Beach, Florida facility.
Segment (Loss) Profit
Adjusted EBITDA is a non-GAAP financial measure of performance. Among other financial metrics, our management reviews segment profit based upon Adjusted EBITDA. We define Adjusted EBITDA as consolidated net loss before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation, other income and expense, and the impact of significant non-recurring items.
We believe that Adjusted EBITDA is useful in comparing our financial performance with the performance of other companies for the following reasons:
•Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and interest expense, that can vary substantially from company to company depending upon their financing and capital structures, and the method by which assets were acquired; and
•Adjusted EBITDA provides consistency and comparability with our past financial performance, and facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.
Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:
•Although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring non-cash expense for our business and an important part of our compensation strategy;
•Adjusted EBITDA excludes other material non-recurring items;
•Adjusted EBITDA does not reflect: (1) recurring changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and
•the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results.

Because of these limitations, Adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP. Adjusted EBITDA for the three and six month periods ended June 30, 2022 and 2021, are presented below. A reconciliation of our consolidated net loss to Adjusted EBITDA is also presented below.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Adjusted EBITDA
Ingredients	$(1,145)	$(6,409)	$(16,040)	$(13,197)
Fresh	(304)	165	1,925	(172)
Unallocated and other	(14,217)	(9,530)	(29,083)	(17,252)
Total Adjusted EBITDA	$(15,666)	$(15,774)	$(43,198)	$(30,621)
Adjustments to reconcile consolidated net loss to Adjusted EBITDA:
Consolidated net loss	$(27,554)	$(27,419)	$(44,130)	$(49,766)
Interest expense, net	3,524	1,277	9,912	2,535
Income tax expense (benefit)	56	—	17	—
Depreciation and amortization	5,538	2,839	10,942	5,430
Stock-based compensation	5,676	709	11,359	1,356
Other expense (income), net	938	(170)	2,254	(388)
Change in fair value of warrants and conversion options	(5,899)	1,703	(37,640)	2,719
Other nonrecurring items, including acquisition, transaction, and integration costs	294	527	312	527
Non-recurring SOX readiness costs	70	—	282	—
PIPE Investment transaction costs	—	—	705	—
Severance expense	124	—	289	—
Fresh segment restructuring expenses	—	—	933	—
Fresh segment crop failure costs	1,567	—	1,567	—
Non-recurring public company readiness costs	—	1,955	—	4,161
South America seed production costs	—	2,805	—	2,805
Total Adjusted EBITDA	$(15,666)	$(15,774)	$(43,198)	$(30,621)

Ingredients Adjusted EBITDA was a loss of $1.1 million and $16.0 million for the three and six months ended June 30, 2022, respectively, which represents an increase in segment Adjusted EBITDA of $5.3 million for the three months ended June 30, 2022 and a decrease in segment Adjusted EBITDA of $2.8 million for the six months ended June 30, 2022, as compared to the same periods in 2021. The increase for the three months ended June 30, 2022 was driven by higher sales prices of our proprietary and non-proprietary soybean ingredient products. The decrease for the six months ended June 30, 2022 was impacted by losses incurred on our portfolio of derivatives of $11.7 million, $2.5 million of which is attributable to economic hedges on future transactions and operations, compared to losses of $0.5 million for the six months ended June 30, 2021. The derivative losses in the current period were the result of significant increases in commodity pricing of soybeans and soybean-related products. Excluding the impact of our derivative losses, the Adjusted EBITDA loss improved year over year. The improvement in the loss was primarily driven by higher volumes resulting from the two acquisitions in the prior year as well as an increase in market prices for both proprietary and non-proprietary soybean ingredient products.
Fresh Adjusted EBITDA was a loss of $0.3 million and income of $1.9 million for the three and six months ended June 30, 2022, respectively, which represents a decrease in segment Adjusted EBITDA of $0.5 million for the three months ended June 30, 2022 and an increase in segment Adjusted EBITDA of $2.1 million for the six months ended June 30, 2022, respectively, as compared to the same periods in 2021. The decrease for the three months ended June 30, 2022 was driven by lower sales volumes. The increase for the six months ended June 30, 2022 was predominantly driven by an increase in pricing during Q1 2022 on farmed produce, including our expanded farming operations at our Vero Beach, Florida facility.
Unallocated and other Adjusted EBITDA was a loss of $14.2 million and $29.1 million for the three and six months ended June 30, 2022, respectively, which represents a decrease in segment Adjusted EBITDA of $4.7 million for the three months ended June 30, 2022 and $11.8 million for the six months ended June 30, 2022, as compared to the same periods in 2021. These decreases were driven by increases in centralized operations costs primarily driven by increased staffing and related expenses as we expanded our legal, finance and human resources departments to prepare for and operate as a public company. The decrease was also driven by an increase in research and development expenses resulting from an increase in staffing and facility expenses.
Liquidity and Capital Resources
Liquidity describes our ability to access sufficient cash flows to meet the cash requirements of our business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our ability to access cash flows from operations, marketable securities and available credit facilities and their sufficiency to fund our operating, investing and financing activities. To meet our payment service obligations, we must have sufficient highly liquid assets and be able to move funds on a timely basis.
Since inception, our primary sources of liquidity have been equity and debt financings. On June 30, 2022, our liquidity was comprised of cash and marketable securities of $209.9 million, and access to a revolving credit facility of up to $6.0 million, which is subject to renewal in November 2022, as capped by a defined borrowing base that could result in availability that is less than this amount. As of June 30, 2022, our commitments include term debt and notes payable outstanding of $109.2 million, lease liabilities of $82.6 million, capital expenditures associated with expansion of farming operations, including distribution, within our Fresh segment, expected to be completed in the third quarter of 2022, and operating costs supporting the sale of products, research and development expenses, and selling, general and administrative expenses. For the six months ended June 30, 2022, we incurred a net loss of $44.1 million and had negative cash flows from operating activities of $58.7 million. We believe that our cash and cash equivalents and marketable securities on hand as of June 30, 2022 are sufficient to meet the needs of operations, including working capital requirements, debt requirements and our currently planned capital expenditure requirements for a period of at least 12 months from the date of this filing. See Note 1 — Description of Business in the notes to the condensed consolidated financial statements for further discussion.
Our business prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the early stages of commercial operations. As of June 30, 2022, we had multiple debt instruments (see Note 11 — Debt in the notes to the condensed consolidated financial statements), including term loans, notes payable and a revolving line of credit, certain of which require adherence to financial covenants, including maintaining minimum liquidity and maintenance of a minimum cash balance. If we breach these covenants, the holder of the debt may declare all amounts immediately due and payable. If the covenants are breached, we plan to attempt to secure a waiver of the covenants or an amendment that modifies the covenants, but there are no assurances that we will be able to comply with our future covenants without such a waiver or that we would be successful in obtaining a waiver or an amendment during 2022 or 2023.
Our attainment of profitable operations is also dependent upon future events, including obtaining adequate financing to complete and commercialize our research and development activities, obtaining adequate grower relationships, building our customer base, successfully executing our business and marketing strategy, and hiring appropriate personnel.
Our failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, maintain existing debt arrangements or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and our ability to achieve our intended business objectives.
We expect to require additional financing over and above our current liquidity position to continue to grow our business. We may also require additional capital in the future to fund capital expenditures, acquisitions or other investments. These capital requirements could be substantial. The amount and timing of our future funding requirements will depend on many factors, including the success of the commercialization of certain of our products, our ability to continue to satisfy our financial covenants under our financing facilities, and the ability to repay or refinance such indebtedness as it becomes due. We could potentially use our available financial resources sooner than we currently expect and may need to incur additional indebtedness to meet future financing needs. Although we anticipate being able to obtain additional financing through non-dilutive means, we may be unable to do so. Our failure to raise capital as and when needed could have significant negative consequences for our business, financial condition and results of consolidated operations. We cannot guarantee that we will be able to meet existing financial covenants or obtain new financing on favorable terms, if at all. Our future capital requirements and the adequacy of available funds will depend on many factors, including those more fully described under the heading “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021.
Summary of Cash Flows
A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Six Months Ended June 30,
(in thousands)	2022	2021
Statement of Cash Flows Data:
Net cash used in operating activities	$(58,732)	$(47,257)
Net cash (used in) provided by investing activities	(75,542)	49,324
Net cash provided by financing activities	102,128	1,183
Effect of exchange rate changes on cash	(45)	(1)
Net (decrease) increase in cash and cash equivalents	(32,191)	3,249
Cash and cash equivalents, beginning of period	78,963	9,743
Cash and cash equivalents, end of period	$46,772	$12,992
Net Cash Used in Operating Activities
Net cash used in operating activities was $58.7 million for the six months ended June 30, 2022, an increase of $11.5 million as compared to the same period in 2021. This increased use of cash was driven by increased working capital needs of $3.4 million and a decrease in non-cash charges of $13.7 million. The increased working capital needs were driven by the growth of our Ingredients business, including the impact of the Company’s derivative losses, as a result of the acquisition of two soy processing plants in late 2021. The decrease in non-cash charges was primarily driven by the mark-to-market income on our warrant and conversion option liabilities as partially offset by higher depreciation and amortization expense, higher stock-based compensation expense and other non-cash charges. These increases were partially offset by a lower net loss of $5.6 million.
Net Cash (Used in) Provided by Investing Activities
Net cash used in investing activities was $75.5 million for the six months ended June 30, 2022, an increase of $124.9 million as compared to the same period in 2021. This increase was driven by net purchases of marketable securities of $68.9 million as compared to net sales of $70.5 million in the same period in 2021 as well as the working capital adjustment of $1.0 million paid in the current year on the Company’s acquisition of ZFS Creston in the fourth quarter of 2021. These increases were partially offset by a decrease in capital expenditures of $15.5 million, as the majority of the capital spend on the expansion of our farm operations and distribution in Vero Beach, Florida in our Fresh segment was incurred in 2021.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was $102.1 million for the six months ended June 30, 2022, an increase of $100.9 million as compared to the same period in 2021. This increase was primarily driven by contributions from the PIPE Investment of $85.0 million, convertible term debt of $20.0 million, and equipment financing of $4.1 million as partially offset by higher principal payments on debt, lower net borrowings on the revolving line of credit and higher financing lease payments.
Contractual Obligations
The following table summarizes our contractual obligations as of June 30, 2022 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

(in thousands) Contractual obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Principal payments on debt	$126,888	$26,495	$100,336	$57	$—
Interest payments on debt	17,631	10,738	6,890	3	—
Operating leases	5,175	1,287	1,620	1,038	1,230
Financing leases	149,550	7,529	20,780	22,158	99,083
Forward purchase obligations	71,796	36,147	35,649	—	—
Interest payments on debt were calculated using rates in effect at June 30, 2022 for the remaining term of outstanding borrowings.
Off-Balance Sheet Arrangements
The Company has not entered into off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this report. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.
There have been no substantial changes to these estimates, or the policies related to them during the three and six months ended June 30, 2022. For a full discussion of these estimates and policies, see our Annual Report on Form 10-K for the year ended December 31, 2021.
Emerging Growth Company and Smaller Reporting Company Status
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2023 fiscal year and expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
We will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2026, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (c) the last date of our fiscal year in which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.
We are also a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common equity held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our voting and non-voting common equity held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. The Company will no longer be a smaller reporting company as of December 31, 2022.
Recent Accounting Guidance
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption. See Note 2 — Summary of Significant Accounting Policies in the notes to the condensed consolidated financial statements for more information about recent accounting pronouncements, the timing of their adoption and the Company’s assessment, to the extent we have made one, of their potential impact on our financial condition and results of operations.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.
Commodity Price Risk
Although our proprietary soybeans and soybean products are not commodities, we purchase crops using a commodity base price and therefore we may be affected by fluctuations in agricultural commodity prices. Further, our business is affected by fluctuations in agricultural commodity prices to the extent we purchase commodity soybeans for processing at our processing facilities. From time to time, we engage in hedging transactions to manage risks associated with the fluctuation of commodity prices, however our commodity hedging activities may not sufficiently offset the volatility.
Interest Rate Risk
Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on outstanding borrowings. In addition, our notes payable and financing obligations bear interest at a fixed base rate plus a floating rate pegged to an index and are not publicly traded. Therefore, fair value of our notes payable, financing obligations and interest expense is not materially affected by changes in the market interest rates. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.
Credit Risk
Credit risk with respect to accounts receivable is generally not significant due to a limited carrying balance of receivables. We routinely assess the creditworthiness of our customers. We generally have not experienced any material losses related to receivables from individual customers, or groups of customers for the three and six months ended June 30, 2022 and 2021. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.
Foreign Currency Exchange Risk
Our expenses are generally denominated in U.S. dollars. However, we have foreign currency risks related to operating expenses denominated in Canadian dollars and Brazilian reals and intercompany loans denominated in Brazilian reals. We have entered into a limited number of operation support contracts with vendors with payments denominated in foreign currencies. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain a system of disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under the Exchange Act, as of June 30, 2022, the end of the period covered by this Quarterly Report on Form 10-Q. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.
Limitations on Controls and Procedures
In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.
Material Weakness in Internal Control Over Financial Reporting
In connection with the preparation and audit of our consolidated financial statements, a material weakness was identified in our internal control over financial reporting relating to the years ended December 31, 2020 and 2019, which remains unremediated as of June 30, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.
We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel to appropriately analyze, record and disclose accounting matters commensurate with our accounting and reporting requirements. Further, we did not design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, and accurate financial accounting, reporting and disclosures.
The material weakness related to formal accounting policies, procedures and controls resulted in adjustments to certain accounts and disclosures. The material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Plan to Remediate Material Weakness in Internal Control Over Financial Reporting
The Company, with oversight by the Audit Committee of the Board, is devoting significant time, attention, and resources to remediating the above material weakness in our internal control over financing reporting. As of June 30, 2022, the Company had initiated the following steps intended to remediate the material weakness described above and strengthen our internal control over financial reporting:
•Develop and deliver internal controls training to executives, other management and finance/accounting resources. The training includes a review of management’s and individual roles and responsibilities related to internal controls;
•Hire, train and develop experienced accounting executives and personnel with a level of public accounting knowledge and experience in the application of U.S. GAAP commensurate with our financial reporting requirements and the complexity of our operations and transactions. A portion of their job responsibilities is to perform reviews, reconciliations and other financial reporting monitoring controls; and
•Establish and implement policies and practices for the attraction, development and retention of competent public accounting personnel in alignment with objectives.
We plan to continue to devote significant time and attention to remediate the above material weakness as soon as reasonably practicable. As we continue to evaluate our controls, we will make the necessary changes to improve our demonstration of commitment to attract, develop and retain competent individuals in alignment with objectives. We believe these actions will be sufficient to remediate the identified material weakness and strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient. We will continue to evaluate the effectiveness of our controls and will make any further changes management determines appropriate.
Changes in Internal Control over Financial Reporting
Except as set forth above, there were no changes in our internal control over financial reporting, as identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) and 15d-15(d), that occurred during the three months ended

June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions, and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business and operating results and could cause a decline in the price of our securities.
Part II - Other Information
Item 1. Legal Proceedings
We are not a party to any material litigation or other material legal proceedings. From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business.
Item 1A. Risk Factors
There have been no material changes to the “Risk Factors” disclosed in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.

Item 6. Exhibits

Exhibit	Description
10.1*	Benson Hill, Inc. 2022 Employee Stock Purchase Plan, effective on April 20, 2022 and approved by stockholders on June 13, 2022.
10.2†
Joinder and First Amendment to Loan Documents, dated June 30, 2022, by and among the Company, certain of the Company’s direct and indirect wholly-owned subsidiaries, the Agent, and the Lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 7, 2022).

10.3*#	Form of Benson Hill, Inc. Restricted Stock Unit Agreement—2022 Director Award granted under the Benson Hill, Inc. 2021 Omnibus Incentive Plan.
10.4†^
Exclusive Collaboration and Marketing Rights Agreement, dated August 5, 2022, by and between Benson Holdings, Inc. and Archer-Daniels-Midland Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 8, 2022).

31.1*	Certification of Benson Hill, Inc.’s Chief Executive Officer pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Benson Hill. Inc.’s Chief Financial Officer pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Benson Hill, Inc.’s Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
___________________
*    Filed herewith.
**    Furnished herewith.
†    Certain of the exhibits and schedules of this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.
^    Certain portions of this Exhibit have been redacted in accordance with Regulation S-K Item 601(b)(10)(iv). The registrant agrees to furnish supplementally an unredacted copy of the Exhibit to the Securities and Exchange Commission upon its request.
#    Indicates management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Benson Hill, Inc. (Registrant)

By:	/s/ Matthew B. Crisp
Matthew B. Crisp
Chief Executive Officer (Principal Executive Officer)

By:	/s/ Dean Freeman
Dean Freeman
Chief Financial Officer (Principal Financial Officer)

August 10, 2022